
09010403

HMN Financial, Inc.

2008 Annual Report

Financial Highlights 1
Letters to Shareholders and Customers 2
Five-year Consolidated Financial Highlights 4
Management's Discussion and Analysis 5
Consolidated Financial Statements 24
Notes to Consolidated Financial Statements 28
Report of Independent Registered Public Accounting Firm 48
Other Financial Data 49
Selected Quarterly Financial Data 50
Common Stock Information 52
Corporate and Shareholder Information . . . . . Inside Back Cover
Directors and Officers . . . . . Inside Back Cover

HMN Financial, Inc. (the Company) and Home Federal Savings Bank (the Bank) are headquartered in Rochester, Minnesota. Home Federal operates eleven full-service banking facilities in Minnesota and two in Iowa. Home Federal Private Banking operates branches in Rochester and Edina, Minnesota.

FINANCIAL HIGHLIGHTS

Operating Results: *(Dollars in thousands, except per share data)*	At or For the Year Ended December 31, 2008	2007	Percentage Change
Total interest income	**$ 66,512**	77,523	(14.2)%
Total interest expense	**32,796**	38,823	(15.5)
Net interest income	**33,716**	38,700	(12.9)
Provision for loan losses	**26,696**	3,898	584.9
Net interest income after provision for loan losses	**7,020**	34,802	(79.8)
Fees and service charges	**3,933**	3,139	25.3
Loan servicing fees	**955**	1,054	(9.4)
Securities gains, net	**479**	0	N/A
Gain on sales of loans	**651**	1,514	(57.0)
Other non-interest income	**936**	1,887	(50.4)
Total non-interest income	**6,954**	7,594	(8.4)
Total non-interest expense	**29,085**	23,822	22.1
Income (loss) before income tax expense (benefit)	**(15,111)**	18,574	(181.4)
Income tax expense (benefit)	**(4,984)**	7,300	(168.3)
Net income (loss)	**(10,127)**	11,274	(189.8)
Preferred stock dividends and discount	**(37)**	0	N/A
Net income (loss) available to common shareholders	**$(10,164)**	11,274	(190.2)
Per Common Share Information:			
Earnings (loss) per common share and common share equivalents			
Basic	**$ (2.78)**	3.02	
Diluted	**(2.78)**	2.89	
Stock price (for the year)			
High	**$ 25.49**	35.55	
Low	**3.00**	22.55	
Close	**4.18**	24.55	
Book value	**21.31**	23.50	
Price to book value	**19.62%**	104.47%	
Financial Ratios:			
Return on average assets	**(0.91)%**	1.03%	(188.3)%
Return on average equity	**(10.61)**	11.53	(192.0)
Dividend payout ratio	**NM**	34.72	NM
Net interest margin	**3.16**	3.67	(13.9)
Operating expense to average assets	**2.61**	2.17	20.3
Average equity to average assets	**8.58**	8.89	(3.5)
Equity to total assets at year end	**9.80**	8.78	11.6
Non-performing assets to total assets	**6.53**	1.96	233.2
Efficiency ratio	**71.52**	51.46	39.0

Balance Sheet Data: *(Dollars in thousands)*	December 31, 2008	2007	Percentage Change
Total assets	**$1,145,480**	1,117,054	2.5%
Securities available for sale	**175,145**	186,188	(5.9)
Loans held for sale	**2,548**	3,261	(21.9)
Loans receivable, net	**900,889**	865,088	14.5
Deposits	**880,505**	888,118	(0.9)
FHLB advances and Federal Reserve borrowings	**142,500**	112,500	26.7
Stockholders' equity	**112,213**	98,128	14.4
Home Federal Savings Bank regulatory capital ratios:			
Tier I or core capital	**9.23%**	7.96%	16.0%
Tier I capital to risk weighted assets	**11.63**	10.34	12.5
Risk-based capital	**12.67**	11.32	11.9

NM — Not meaningful

Message from Chairman

HMN Financial is a strong bank, boasting a 74-year legacy of exceptional customer service and a commitment to the greater Minnesota and Iowa communities we serve. However, the decline of the national — and international — economy made 2008 an extremely challenging year. All business segments felt the impact of the bursting housing bubble, and the financial services industry was hit especially hard. When the bottom fell out of the housing and mortgage market, the resulting ripple effect was felt throughout the economy. It impacted even the most experienced and successful borrowers. While HMN was not directly involved with subprime lending practices, it certainly has not been immune to the economic downturn. Like many other investors, HMN was also a victim of one of the growing number of financial fraud schemes being uncovered across the country.

The Board and management acted swiftly in response to the worsening economic environment. HMN leadership quickly — and prudently — initiated steps to shore up liquidity and capital, and to improve policies and procedures to address the impact of increasing non-performing loans. These actions remain critical in positioning HMN to weather this economic storm and emerge an even stronger organization.

In January 2009, CEO Mike McNeil resigned after leading HMN for 10 years. During his tenure, Mike helped guide the company through record growth and earnings as it transitioned from a traditional thrift to a commercial bank. He also built an experienced and competent senior management team that is well positioned to lead the bank through these challenging economic times. The Board thanks Mike for his many contributions to HMN and wishes him well.

The recent leadership transition provides HMN the opportunity to assess its strategic direction under new leadership. The Board was fortunate to have Brad Krehbiel ready and willing to take over as President of Home Federal Savings Bank. Brad has a wealth of banking experience with the added benefit of knowing the bank's culture, its customers and the communities it serves. In this difficult economy, Brad has the capabilities and leadership to move the bank forward, and the Board is working with him and senior management to return HMN to profitability.

Though 2008 proved to be a challenging year, HMN grew tremendously in recent years. The bank has $1 billion in assets, and has a robust team of employees who continue to uphold a strong customer service tradition.

Thank you for your investment in and continued support of HMN.

Regards,



Timothy Geisler
Chairman of the Board

To the HMN Financial Community



Home Federal Savings Bank is at a pivotal intersection to leverage its growth and achievements from previous years to overcome the challenging economic conditions of today. I am honored that the Board of Directors has given me the opportunity to navigate through this time as President of the Bank. I join our Board members and my fellow employees in expressing our sincere appreciation for the contributions Mike McNeil brought to our organization during his 10 years with the Company. I assure you that I share the passion that he demonstrated for building this company and serving our customers.

In spite of the troubling economic climate we find ourselves in, my decision to accept the offer to lead this organization was easy. HMN has an exceptionally talented and experienced senior leadership team, and together, we are implementing strategic actions to safeguard the Bank during our national economic crisis. I have observed our team deal with significant setbacks this past year, but — remarkably and not unexpectedly — see them return to the task at hand with stronger determination and resolve. These individuals head up a staff of dedicated and passionate employees who live, work and volunteer in the communities we serve. Our team's collective Midwestern work ethic, combined with a clear understanding of the needs of our customers, position HMN to return to a level of financial performance that our stakeholders and employees have come to expect and deserve.

As I look back at 2008, we can be proud of many accomplishments. As always, the experience our customers have at the Bank's 16 locations drives our priorities. During the year, our staff worked countless hours preparing for a core data processing system conversion. In October, our new system went live, providing our customers with cost-effective and state-of-the-art online banking and cash-management products. It also enables us to develop and launch new banking products much faster than in our previous outsourced vendor environment. New, successful branch locations add to our list of milestones. We celebrated the first anniversary of our Eagan, Minnesota, branch. In one short year, this branch grew to more than $20 million in core deposits. In August, we opened our newest branch located in the 19th Street Financial Center in Rochester, Minnesota which will help us to continue to increase our core deposit base in our primary market.

Looking ahead, 2009 marks the 75th anniversary of the founding of Home Federal Savings Bank by John Osterud. Launching a financial institution in 1934 undoubtedly took courage and vision. Mr. Osterud did not embark on this project alone. To the contrary, he engaged the help and cooperation of his trusted employees — something I plan to do as well, as I take over this leadership role.

With Regards,

Brad Krehbiel

Bradley Krehbiel
President
Home Federal Savings Bank

Selected Operations Data:

(Dollars in thousands, except per share data)	Year Ended December 31,				
	2008	2007	2006	2005	2004
Total interest income	**$ 66,512**	77,523	67,527	60,281	51,617
Total interest expense	**32,796**	38,823	28,841	24,511	20,993
Net interest income	**33,716**	38,700	38,686	35,770	30,624
Provision for loan losses	**26,696**	3,898	8,878	2,674	2,755
Net interest income after provision for loan losses	**7,020**	34,802	29,808	33,096	27,869
Fees and service charges	**3,933**	3,139	3,111	2,719	2,776
Loan servicing fees	**955**	1,054	1,172	1,210	1,169
Securities gains (losses), net	**479**	0	48	(21)	(535)
Gain on sales of loans	**651**	1,514	1,255	1,853	1,703
Other non-interest income	**936**	1,887	856	748	857
Total non-interest income	**6,954**	7,594	6,442	6,509	5,970
Total non-interest expense	**29,085**	23,822	22,596	21,801	20,162
Income (loss) before income tax expense (benefit)	**(15,111)**	18,574	13,654	17,804	13,677
Income tax expense (benefit)	**(4,984)**	7,300	5,226	6,736	4,387
Net income (loss)	**(10,127)**	11,274	8,428	11,068	9,290
Preferred stock dividends and discount	**(37)**	0	0	0	0
Net income (loss) available to common stockholders	**$(10,164)**	11,274	8,428	11,068	9,290
Basic earnings (loss) per common share	**$ (2.78)**	3.02	2.20	2.89	2.40
Diluted earnings (loss) per common share	**(2.78)**	2.89	2.10	2.77	2.31
Cash dividends per common share	**0.75**	1.00	0.98	0.92	0.84

Selected Financial Condition Data:

(Dollars in thousands, except per share data)	December 31,				
	2008	2007	2006	2005	2004
Total assets	**$1,145,480**	1,117,054	977,789	991,237	960,673
Securities available for sale	**175,145**	186,188	126,140	119,659	103,672
Loans held for sale	**2,548**	3,261	1,493	1,435	2,712
Loans receivable, net	**900,889**	865,088	768,232	785,678	783,213
Deposits	**880,505**	888,118	725,959	731,537	698,902
FHLB advances and Federal Reserve borrowings	**142,500**	112,500	150,900	160,900	170,900
Stockholders' equity	**112,213**	98,128	93,142	90,728	83,771
Book value per common share	**21.31**	23.50	21.58	20.59	18.95
Number of full service offices	**16**	15	14	13	13
Number of loan origination offices	**2**	2	2	3	2
Key Ratios[1]					
Stockholders' equity to total assets at year end	**9.80%**	8.78%	9.53%	9.15%	8.72%
Average stockholders' equity to average assets	**8.58**	8.89	9.70	9.05	9.17
Return on stockholders' equity (ratio of net income (loss) to average equity)	**(10.61)**	11.53	8.85	12.42	11.03
Return on assets (ratio of net income (loss) to average assets)	**(0.91)**	1.03	0.86	1.12	1.01
Dividend payout ratio (ratio of dividends paid to net income (loss))	**NM**	34.72	42.61	38.02	36.36

[1] Average balances were calculated based upon amortized cost without the market value impact of SFAS No. 115.

NM — not meaningful

This Annual Report, other reports filed by the Company with the Securities and Exchange Commission, and the Company's proxy statement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often identified by such forward-looking terminology as "expect," "intent," "look," "believe," "anticipate," "estimate," "project," "seek," "may," "will," "would," "could," "should," "trend," "target," and "goal" or similar statements or variations of such terms and include, but are not limited to those relating to the adequacy of available liquidity to the Bank, the future outlook for the Company and the Company's compliance with regulatory standards. A number of factors could cause actual results to differ materially from the Company's assumptions and expectations. These include but are not limited to the adequacy and marketability of real estate securing loans to borrowers, possible legislative and regulatory changes and adverse economic, business and competitive developments such as shrinking interest margins; reduced collateral values; deposit outflows; reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government or tax laws; international economic developments, changes in credit or other risks posed by the Company's loan and investment portfolios; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation; the Company's use of the proceeds from the sale of securities to the U.S. Treasury Department or other significant uncertainties. Additional factors that may cause actual results to differ from the Company's assumptions and expectations include those set forth in the Company's most recent filings on Form 10-K with the Securities and Exchange Commission. All forward-looking statements are qualified by, and should be considered in conjunction with, such cautionary statements. For additional discussion of the risks and uncertainties applicable to the Company, see the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

OVERVIEW

HMN Financial, Inc. (HMN or the Company) is the stock savings bank holding company for Home Federal Savings Bank (the Bank), which operates community retail, private banking and loan production offices in southern Minnesota and Iowa. The earnings of the Company are primarily dependent on the Bank's net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". Net interest income is produced when interest-earning assets equal or exceed interest-bearing liabilities and there is a positive interest rate spread. Net interest income and net interest rate spread are affected by changes in interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company's interest rate spread declined in 2008 primarily because of the 400 basis point decrease in the prime interest rate that occurred during the year. The decrease in the prime interest rate resulted in the yields on interest earning assets declining more rapidly than the rates on interest bearing liabilities due to the lagging effect of deposit rate changes. Interest income was also adversely affected in 2008 by the increase in non-performing assets during the year. The Company's net income is also affected by the generation of non-interest income, which consists primarily of gains or losses from the sale of securities, gains from the sale of loans, fees for servicing mortgage loans and the generation of fees and service charges on deposit accounts. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, occupancy expenses, provisions for loan losses and amortization of mortgage servicing assets. Over the past several years, the Company has increased the emphasis on commercial business and commercial real estate loans, which has increased the credit risk inherent in the loan portfolio. While HMN did not originate or hold subprime mortgages in its loan portfolio, purchase investments backed by subprime mortgages, or incur any write downs directly related to subprime mortgages, subprime credit issues indirectly impacted the Company by making it more difficult for some borrowers with marginal credit to qualify for a mortgage because most of the non-traditional mortgage products were eliminated by the banks and mortgage companies that were previously offering them. This decrease in available credit reduced the demand for single family homes as there were fewer qualified buyers in the marketplace. The decrease in demand for housing and building lots affected our level of charge offs and the risk ratings on some of our residential development loans. Consequently, the provision for loan losses has increased due to commercial loan charge offs and risk rating downgrades due primarily to decreased demand for housing and building and a general decline in the economic conditions in our markets.

The earnings of financial institutions, such as the Bank, are significantly affected by prevailing economic and competitive conditions, particularly changes in interest rates, government monetary and fiscal policies, and regulations of various regulatory authorities. Lending activities are influenced by the demand for and supply of business credit, single family and commercial properties, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of deposits are influenced by prevailing market rates of interest on competing investments, account maturities and the levels of personal income and savings.

Critical Accounting Policies

Critical accounting policies are those policies that the Company's management believes are the most important to understanding the Company's financial condition and operating results. The Company has identified the following three critical accounting policies that management believes involve the most difficult, subjective, and/or complex judgments that are inherently uncertain. Therefore, actual financial results could differ significantly depending upon the assumptions, estimates and other factors used.

Allowance for Loan Losses and Related Provision

The allowance for loan losses is based on periodic analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences of loan impairment, changes in the size of the portfolios, national and regional economic conditions such as unemployment data, loan portfolio composition, loan delinquencies, local construction permits, development plans, local economic conditions, historical experience and observations made by the Company's ongoing internal audit and regulatory exam processes. Loans are charged off to the extent they are deemed to be uncollectible. The Company has established separate processes to determine the adequacy of the loan loss allowance for its homogeneous single-family and consumer loan portfolios and its non-homogeneous loan portfolios. The determination of the allowance for the non-homogeneous commercial business, commercial real estate and multi-family loan portfolios involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated using a combination of the Company's own loss experience and external industry data and are assigned to all loans without identified credit weaknesses. For each non-performing loan, the Company also performs an individual analysis of impairment that is based on the expected cash flows or the value of the assets collateralizing the loans and establishes any necessary specific reserves. The determination of the allowance on the homogeneous single-family and consumer loan portfolios is calculated on a pooled basis with individual determination of the allowance for all non-performing loans. The Company's policies and procedures related to the allowance for loan losses are consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses that was issued by federal financial regulatory agencies in December 2006.

The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. The Company increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio for which specific reserves are not required. Although management believes that based on current conditions the allowance for loan losses is maintained at an adequate amount to provide for probable loan losses inherent in the portfolio as of the balance sheet dates, future conditions may differ substantially from those anticipated in determining the allowance for loan losses and adjustments may be required in the future.

Mortgage Servicing Rights

The Company recognizes as an asset the rights to service mortgage loans for others, which are referred to as mortgage servicing rights (MSRs). MSRs are capitalized at the fair value of the servicing rights on the date the mortgage loans are sold and are carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. Each quarter the Company evaluates its MSRs for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* Loan type and interest rate are the predominant risk characteristics of the underlying loans used to stratify the MSRs for purposes of measuring impairment. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to income. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance is recorded as an increase to income. The valuation is based on various assumptions, including the estimated prepayment speeds and default rates of the stratified portfolio. Changes in the mix of loans, interest rates, prepayment speeds or default rates from the estimates used in the valuation of the MSR's may have a material effect on the amortization and valuation of MSRs. Management believes that the assumptions used and the values determined are reasonable based on current conditions. However, future economic conditions may differ substantially from those anticipated in determining the value of the MSRs and adjustments may be required in the future. The Company does not formally hedge its MSRs because they are hedged naturally by the Company's origination volume. Generally, as interest rates rise the origination volume declines and the value of MSRs increases and as interest rates decline the origination volume increases and the value of MSRs decreases. The amount of MSRs capitalized continues to decline as the Company sells the servicing rights along with the loans for the majority of its single family loans that are sold.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

The Company adopted Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48) effective January 1, 2007. FIN 48 requires the use of estimates to determine the amounts and probabilities of all of the possible outcomes that could be realized upon the ultimate settlement of a tax position using the facts, circumstances and information available. The application of FIN 48 requires significant judgment in arriving at the amount of tax benefits to be recognized in the financial statements for a given tax position. It is possible that the tax benefits realized upon the ultimate resolution of a tax position may result in tax benefits that are significantly different from those estimated.

Results of Operations

The net loss was $10.1 million for 2008, a decrease of $21.4 million compared to net income of $11.3 million for 2007. Diluted loss per common share for the year ended December 31, 2008 was $2.78, down $5.67 from the $2.89 of diluted earnings per common share for the year ended December 31, 2007. Return on average assets was (0.91)% and 1.03% and return on average equity was (10.61)% and 11.53% for 2008 and 2007, respectively.

In comparing 2008 to 2007, the decrease in net income is due primarily to a $22.8 million increase in the loan loss provision between the periods as a result of increased commercial loan loss reserves and charge offs, including a $12.0 million charge off in the third quarter of 2008 because of apparent fraudulent activities related to the collateral of one loan. Results in 2008 were also adversely affected by a $5.0 million decrease in net interest income and a $3.8 million non-cash goodwill impairment charge.

Net Interest Income

Net interest income was $33.7 million for 2008, a decrease of $5.0 million, or 12.9%, from $38.7 million for 2007. Interest income was $66.5 million for 2008, a decrease of $11.0 million, or 14.2%, from $77.5 million for 2007. Interest income decreased primarily because of a decrease in the average yields earned on loans and investments. The decreased average yields were the result of the 400 basis point decrease in the prime interest rate between the periods. Decreases in the prime rate, which is the rate that banks charge their prime business customers, generally decrease the rates on adjustable rate consumer and commercial loans in the portfolio and on new loans originated. Interest income was also adversely affected by the increase in non-performing loans between the periods which resulted in a $3.6 million reduction in interest income and reduced the yield on interest earning assets by 33 basis points in 2008. The decrease in average yields was partially offset by an increase of $60.2 million in average net loans receivable between the periods. The average yield earned on interest-earning assets was 6.23% for 2008, a decrease of 112 basis points from the 7.35% average yield for 2007. Interest expense was $32.8 million for 2008, a decrease of $6.0 million, or 15.5%, from $38.8 million for 2007. Interest expense decreased primarily because of lower interest rates paid on commercial money market accounts and certificates of deposits. The decreased rates were the result of the 400 basis point decrease in the federal funds rate that occurred between the periods. The effect on our deposits of decreases in the federal funds rate generally lags the effect on our assets. The lagging effect of deposit rate changes is primarily due to the Bank's deposits that are in the form of certificates of deposit, which do not re-price immediately when the federal funds rate changes. The decrease in rates due to changes in the federal funds rate was partially offset by an increased use of brokered deposits during the period which typically have higher interest rates than other types of deposits. The average interest rate paid on interest-bearing liabilities was 3.27% for 2008, a decrease of 64 basis points from the 3.91% paid for 2007. Net interest margin (net interest income divided by average interest earning assets) for 2008 was 3.16%, a decrease of 51 basis points, compared to 3.67% for 2007.

The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,								
	2008			2007			2006		
(Dollars in thousands)	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Average Yield/ Rate**	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Interest-earning assets:									
Securities available for sale:									
Mortgage-backed and related securities	**$ 35,494**	**1,615**	**4.55%**	$ 15,502	727	4.69%	$ 7,045	271	3.85%
Other marketable securities	**119,065**	**5,775**	**4.85**	177,256	9,153	5.16	124,684	5,195	4.17
Loans held for sale	**2,711**	**166**	**6.12**	2,391	148	6.19	3,383	216	6.40
Loans receivable, net[(1)(2)]	**887,836**	**58,505**	**6.59**	827,597	65,967	7.97	760,990	59,965	7.88
FHLB stock	**7,192**	**253**	**3.52**	6,627	341	5.15	8,235	325	3.95
Other, including cash equivalents	**16,011**	**198**	**1.24**	24,820	1,187	4.78	32,867	1,555	4.73
Total interest-earning assets	**$1,068,309**	**66,512**	**6.23**	$1,054,193	77,523	7.35	$937,204	67,527	7.21
Interest-bearing liabilities:									
NOW accounts	**$ 126,118**	**1,542**	**1.22%**	$ 115,572	3,495	3.02%	$ 97,753	2,635	2.70%
Passbooks	**40,229**	**412**	**1.02**	40,401	551	1.36	60,577	1,084	1.79
Money market accounts	**120,333**	**2,821**	**2.34**	216,175	8,045	3.72	153,889	5,119	3.33
Certificate accounts	**247,454**	**9,582**	**3.87**	236,415	10,577	4.47	233,074	8,652	3.71
Brokered deposits	**287,771**	**12,799**	**4.45**	210,164	10,734	5.11	125,055	4,553	3.64
FHLB advances and Federal Reserve borrowings	**123,938**	**5,639**	**4.55**	116,721	5,420	4.64	156,399	6,795	4.34
Other interest-bearing liabilities	**1,135**	**1**	**0.08**	939	1	0.09	834	3	0.30
Total interest-bearing liabilities	**$ 946,978**	**32,796**	**3.46**	$ 936,387	38,823	4.15	$827,581	28,841	3.48
Net interest income		**33,716**			38,700			38,686	
Net interest rate spread			**2.77%**			3.20%			3.73%
Net earning assets	**$ 121,331**			$ 117,806			$109,623		
Net interest margin			**3.16%**			3.67%			4.13%
Average interest-earning assets to average interest-bearing liabilities		**112.81%**			112.58%			113.25%	

(1) Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis for any of the years presented. The tax-exempt income was $1,014,000 for 2008, $1,015,000 for 2007 and $1,248,000 for 2006.

(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest margin decreased to 3.16% in 2008 from 3.67% in 2007 primarily because the cost of interest bearing liabilities decreased at a slower rate than the yield on interest earning assets due to the lagging effect of deposit price changes in relation to loan price changes. Net interest margin was also negatively impacted by a change in the deposit mix as a larger percentage of deposits were in higher priced brokered certificates of deposits in 2008 when compared to 2007. Brokered deposits increased in 2008 as they were used to replace scheduled money market withdrawals on escrow deposits received in 2007. Average net interest-earning assets were $121.3 million in 2008 compared to $117.8 million for 2007. Net interest-earning assets increased primarily because of an increase in cash from operations and were reduced by the purchase of premises and equipment, net disbursements on loans held for sale, repurchase of HMN common stock, the payment of dividends and the transfer of loans to real estate. During

2008 and 2007, the Company purchased premises and equipment of $3.8 million and $2.6 million, paid $0.7 million and $4.9 million, respectively, to purchase its common stock in the open market and paid dividends to stockholders of $2.7 million and $3.8 million, respectively.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It quantifies the changes in interest income and interest expense related to changes in the average outstanding balances (volume) and those changes caused by fluctuating interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

	Year Ended December 31,					
	2008 vs. 2007			2007 vs. 2006		
	Increase (Decrease) Due to		**Total Increase (Decrease)**	Increase (Decrease) Due to		Total Increase (Decrease)
(Dollars in thousands)	**Volume[1]**	**Rate[1]**		Volume[1]	Rate[1]	
Interest-earning assets:						
Securities available for sale:						
Mortgage-backed and related securities	**$ 938**	**(50)**	**888**	$ 325	131	456
Other marketable securities	**(3,005)**	**(373)**	**(3,378)**	2,190	1,768	3,958
Loans held for sale	**20**	**(2)**	**18**	(63)	(5)	(68)
Loans receivable, net	**4,600**	**(12,061)**	**(7,461)**	5,602	399	6,001
Cash equivalents	**(421)**	**(568)**	**(989)**	(381)	13	(368)
FHLB Stock	**29**	**(117)**	**(88)**	(63)	80	17
Total interest-earning assets	**$ 2,161**	**(13,171)**	**(11,010)**	$ 7,610	2,386	9,996
Interest-bearing liabilities:						
NOW accounts	**$ 320**	**(2,272)**	**(1,952)**	$ 864	(5)	859
Passbooks	**(2)**	**(137)**	**(139)**	(410)	(123)	(533)
Money market accounts	**(4,855)**	**(368)**	**(5,223)**	116	2,809	2,925
Certificates	**477**	**(1,473)**	**(996)**	125	1,801	1,926
Brokered deposits	**3,585**	**(1,520)**	**2,065**	3,883	2,298	6,181
FHLB advances and Federal Reserve borrowings	**330**	**(111)**	**219**	(1,816)	441	(1,375)
Other interest-bearing liabilities	**0**	**0**	**0**	0	(1)	(1)
Total interest-bearing liabilities	**$ (145)**	**(5,881)**	**(6,026)**	$ 2,762	7,220	9,982
Net interest income			**$ 33,716**			$38,700

[1] For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

At December 31, 2008			
Weighted average yield on:		Weighted average rate on:	
Securities available for sale:			
Mortgage-backed and related securities	4.32%	NOW accounts	0.19%
Other marketable securities	4.16	Passbooks	0.11
Loans held for sale	6.27	Money market accounts	1.59
Loans receivable, net	6.34	Certificates	3.71
FHLB stock	3.00	FHLB advances and Federal Reserve borrowings	4.31
Other interest-earnings assets	0.09	Combined weighted average rate on interest-bearing liabilities	2.81
Combined weighted average yield on interest-earning assets	5.92	Interest rate spread	3.11

Provision for Loan Losses

The provision for loan losses was $26.7 million for 2008, an increase of $22.8 million, from $3.9 million for 2007. The provision for loan losses increased $12.0 million as the result of a commercial loan that was charged off in the third quarter of 2008 due to the apparent fraudulent activities related to the underlying collateral on the loan. The provision for loan losses also increased due to $44.8 million in commercial loan growth between the periods, an increase in the specific reserves established on commercial real estate loans due to decreases in collateral values and because of risk rating downgrades on various loans in the portfolio as a result of the current economic environment. Total non-performing assets were $74.8 million at December 31, 2008, an increase of $52.9 million, or 240.8%, from $21.9 million at December 31, 2007. Non-performing loans increased $44.5 million to $64.2 million and foreclosed and repossessed assets increased $8.4 million to $10.6 million between the periods. The increase in non-performing loans was primarily related to commercial real estate loans.

A rollforward of the allowance for loan losses for 2008 and 2007 is summarized as follows:

(Dollars in thousands)	**2008**	2007
Balance at January 1	**$ 12,438**	$ 9,873
Provision	**26,696**	3,898
Charge offs:		
Commercial business	**(13,784)**	(554)
Commercial real estate	**(3,454)**	(245)
Consumer	**(612)**	(840)
Single family mortgage	**(78)**	(42)
Recoveries	**51**	348
Balance at December 31	**$ 21,257**	$12,438

Non-Interest Income

Non-interest income was $7.0 million for 2008, a decrease of $0.6 million, or 8.4%, from $7.6 million for 2007. The following table presents the components of non-interest income:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	**2008**	2007	2006	**2008/2007**	2007/2006
Fees and service charges	**$3,933**	3,139	3,111	**25.3%**	0.9%
Loan servicing fees	**955**	1,054	1,172	**(9.4)**	(10.1)
Securities gains, net	**479**	0	48	**N/A**	N/A
Gain on sales of loans	**651**	1,514	1,255	**(57.0)**	20.6
Other non-interest income	**936**	1,887	856	**(50.4)**	120.4
Total non-interest income	**$6,954**	7,594	6,442	**(8.4)**	17.9

Other non-interest income decreased $951,000 between 2008 and 2007 due primarily to a decrease on the gains recognized on the sale of repossessed commercial property between the periods. Gain on sales of loans decreased $863,000 between 2008 and 2007 due primarily to a decrease in the gains realized on commercial government guaranteed loans that were sold. Loan servicing fees decreased $99,000 between the periods due primarily to a decrease in the single-family mortgage loans being serviced because most of the mortgage loans being sold into the secondary market with the servicing released. Fees and service charges increased $794,000 between the periods primarily because of increased retail deposit account activity and fees. Security gains increased $479,000 because of increased investment sales.

Non-interest Expense

Non-interest expense for 2008 was $29.1 million, an increase of $5.3 million, or 22.1%, from $23.8 million for 2007. The following table presents the components of non-interest expense:

(Dollars in thousands)	Year Ended December 31,			Percentage Increase (Decrease)	
	2008	2007	2006	**2008/2007**	2007/2006
Compensation and benefits	**$12,464**	12,491	11,869	**(0.2)%**	5.2%
Occupancy	**4,521**	4,467	4,435	**1.2**	0.7
Advertising	**422**	542	475	**(22.1)**	14.1
Data processing	**1,395**	1,267	1,183	**10.1**	7.1
Amortization of mortgage servicing rights, net	**570**	706	848	**(19.3)**	(16.7)
Goodwill impairment charge	**3,801**	0	0	**N/A**	N/A
Other	**5,912**	4,349	3,786	**35.9**	14.9
Total non-interest expense	**$29,085**	23,822	22,596	**22.1**	5.4

A goodwill impairment charge of $3.8 million was recorded in the second quarter of 2008 as goodwill related to a prior acquisition was deemed to be impaired and fully written off due to the trading of the Company's common stock at a discount to book value. Other non-interest expense increased $1.6 million between the periods primarily because of increased Federal Deposit Insurance Corporation (FDIC) insurance costs, a litigation settlement related to a loan participation and increased legal fees primarily related to an ongoing state tax assessment challenge. Occupancy expense increased $54,000 primarily because of the additional costs associated with a new branch that was opened in Eagan in the third quarter of 2007 and a new branch that was opened in Rochester in the third quarter of 2008. Data processing costs increased $128,000 primarily because of increased expenses related to the data processing system conversion that took place in the fourth quarter of 2008. Amortization of mortgage servicing rights decreased $136,000 due to a decrease in single-family mortgage loans being serviced as the Bank continues to sell the servicing rights along with the loans for the majority of its single family loans that are sold. Advertising expense decreased $120,000 between the periods due primarily to a decrease in promotional event sponsorships. Compensation expense decreased $27,000 between the periods as pay increases were offset entirely by decreases in incentives and pension costs related to the Company's ESOP plan.

Income Taxes

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities. The income tax benefit was $5.0 million for 2008, a decrease of $12.3 million compared to $7.3 million in income tax expense for 2007. Income taxes decreased between the periods due to a decrease in taxable income and an effective income tax rate that decreased from 39.3% for 2007 to 33.0% for 2008. The difference in the effective rates between the periods is primarily related to the $3.8 million goodwill impairment charge recorded during the year as it is not tax deductible and therefore no tax benefit was recorded.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. FIN 48 requires companies to recognize in their financial statements the impact of a tax position, taken or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merits of the position. The Interpretation requires the use of a cumulative probability methodology to determine the amounts and probabilities of all of the possible outcomes that could be realized upon the ultimate settlement of a tax position using the facts, circumstances and information available at the reporting date. It also requires that interest expense be accrued on the difference between the tax position recognized in accordance with the Interpretation and the amount previously taken or expected to be taken in a tax return. The provisions of FIN 48 were adopted by the Company on January 1, 2007 and as a result, the Company recognized a $250,000 increase in its liability recorded for tax exposure reserves for unrecognized tax benefits upon adoption. The adjustment was recorded as a reduction to the January 1, 2007 retained earnings balance and an increase in tax liability in accordance with the requirements of FIN 48.

The Company is located in Minnesota and files a state income tax return with the Minnesota Department of Revenue (MDR). In January 2007, the MDR proposed adjustments of $2.2 million to the Company's Minnesota state tax liability related to the tax treatment of the inter-company dividends paid to the Bank by a former subsidiary in 2002, 2003 and 2004. The Company is challenging the proposed adjustments and a Minnesota Tax Court hearing was held in the fourth quarter of 2008 and a ruling is anticipated in the second quarter of 2009. A tax exposure reserve has been established based on a range of probable outcomes, however, the final liability will depend on the ultimate resolution of this issue. In 2005, Minnesota state tax laws were changed and the Company's Minnesota tax filings subsequent to 2004 do not have exposure relating to the treatment of the inter-company dividend payments.

Net Income (Loss) Available to Common Shareholders

On December 23, 2008, the Company sold preferred stock and a related warrant to the United States Treasury for $26.0 million. The preferred shares are entitled to a 5% annual cumulative dividend for each of the first five years of the investment, increasing to 9% thereafter, unless HMN redeems the shares. The cumulative preferred dividends payable will be $325,000 each quarter for the first five years the preferred shares are outstanding and increase to $585,000 each quarter thereafter if the shares are not redeemed. The 2008 preferred dividend amount represents the dividend payable and the related discount for the time the preferred shares were outstanding in 2008. Net income (loss) available to common stockholders is net income (loss) less the preferred dividends paid or accrued for the period.

COMPARISON OF 2007 WITH 2006

Net income was $11.3 million for the year ended December 31, 2007, compared to $8.4 million for 2006. Diluted earnings per common share for 2007 were $2.89, compared to $2.10 for 2006. Return on average assets was 1.03% and 0.86% and return on average equity was 11.53% and 8.85% for 2007 and 2006, respectively. Diluted earnings per share increased $0.08 as a result of the Company's treasury stock purchases of $4.9 million during 2007.

In comparing 2007 to 2006, net interest income was essentially the same. The provision for loan losses decreased $5.0 million in 2007, primarily because of a decrease in commercial loan charge offs. Non-interest income increased $1.2 million primarily because of an increase in the gains recognized on the sale of real estate owned. Non-interest expense increased $1.2 million primarily because of increased compensation and benefits costs and increased legal fees related to foreclosed assets.

Net interest income was $38.7 million for 2007, essentially the same as in 2006. Interest income was $77.5 million for 2007, an increase of $10.0 million from $67.5 million for 2006. Interest income increased because of a $117 million increase in average interest earning assets and also because the average yields earned on loans and investments increased between the periods. The increase in average interest earning assets was the result of a $66 million increase in the average outstanding loans and a $51 million increase in the average outstanding cash and investments between the periods. The increase in outstanding loans was primarily in commercial business and commercial construction loans. The increase in cash and investments was the result of obtaining collateralized deposit relationships that required the purchase of additional investments in order to collateralize the deposits and maintain adequate liquidity. Yields increased primarily because of the 100 basis point increase in the prime interest rate that occurred during the first six months of 2006 that remained in effect until September 2007. Increases in the prime rate generally increase the rates on adjustable rate consumer and commercial loans in the portfolio and on new loans and investments. The yield earned on interest-earning assets was 7.35% for 2007, an increase of 14 basis points from the 7.21% yield for 2006. Interest expense was $38.8 million for 2007, an increase of $10.0 million from $28.8 million for 2006. Interest expense increased primarily because of higher interest rates paid on commercial money market accounts and certificates of deposits. The increased rates were the result of the 100 basis point increase in federal funds rate that occurred throughout the first six months of 2006 that was not fully reflected in deposit rates until the second half of 2006. The effect on our deposits of increases in the federal funds rate generally lags the effect on our assets. The average interest rate paid on interest-bearing liabilities was 3.91% for 2007, an increase of 63 basis points from the 3.28% paid for 2006. Net interest margin for 2007 was 3.67%, a decrease of 46 basis points, compared to 4.13% for 2006.

Net interest margin decreased to 3.67% in 2007 from 4.13% for 2006 primarily because the cost of interest bearing liabilities increased at a faster rate than the yield on interest bearing assets due to the lagging effect of deposit price changes in relation to loan price changes. The prime interest rate increased 100 basis points in the first 6 months of 2006 and these increases were not reflected in the deposit rates until the latter half of 2006 and early 2007. Net interest margin was also negatively impacted by a change in the deposit mix as a larger percentage of deposits were in higher priced brokered certificates of deposits in 2007 when compared to 2006. The use of brokered deposits was increased in 2007 as they were used to fund commercial loan growth and replace maturing Federal Home Loan Bank advances in order to improve the Bank's liquidity position. Average net interest-earning assets were $62.8 million in 2007 compared to $58.6 million for 2006. Net interest-earning assets increased primarily because of an increase in cash from operations and were reduced by the purchase of premises and equipment, repurchase of HMN common stock and the payment of dividends. During 2007 and 2006, the Company purchased premises and equipment of $2.6 million and $1.4 million, paid $4.9 million and $4.0 million, respectively, to purchase its common stock in the open market and paid dividends to stockholders of $3.7 million in both years.

The provision for loan losses is recorded to maintain the allowance for loan losses at a level deemed appropriate by management based on the factors disclosed in the critical accounting policy previously discussed. The provision for loan losses was $3.9 million for 2007, a decrease of $5.0 million from $8.9 million for 2006. The provision for loan losses decreased primarily because $7.4 million in related commercial real estate development loans were charged off in 2006 compared to loan charge offs of $1.7 million in 2007. The decrease in the provision related to loan charge offs was partially offset by an increase in the provision for the $77 million increase in the outstanding commercial loans between the periods and by the $1.7 million increase in the reserves established on non-accrual loans. Total non-performing assets were $21.9 million at December 31, 2007, an increase of $11.5 million, or 110.4%, from $10.4 million at December 31, 2006.

Non-interest income was $7.6 million for the year ended December 31, 2007, an increase of $1.2 million from $6.4 million for 2006. Fees and service charges earned in 2007 increased $28,000 from those earned in 2006 primarily because of an increase in retail deposit account activity and fees. Loan servicing fees decreased $118,000 between the periods due primarily to a decrease in the single-family mortgage loans being serviced. Single-family loan servicing fees decreased $112,000 due to a decrease in the number of single-family loans that were serviced for others. The number of loans serviced decreased because most of the servicing rights on the loans originated in 2007 were sold along with the loans. Commercial loan servicing fees decreased $6,000 as a result of a small decrease in loans serviced for others. The Bank continues to sell off participations in, but retains the servicing responsibilities for, certain originated commercial loans in order to adhere to regulatory lending limits and manage credit risk within the portfolio. Security gains decreased $48,000 for the year ended December 31, 2007 due to decreased security sales. The ability to realize gains on the sale of securities is dependent upon the type of securities in the portfolio and on changes in the general interest rate environment. No investments were sold in 2007 because the rising interest rate environment for most of the year limited the opportunity to sell securities at a gain. Gain on sales of loans increased $259,000 in 2007. Gain on sales of single-family loans decreased $316,000 due to a decrease in the number of single-family loans sold and a decrease in the profit margins realized on the loans that were sold. Competition in the single-family loan origination market remained strong in 2007 as the overall market slowed and profit margins were lowered in order to remain competitive and maintain origination volume. Government guaranteed commercial loan sale gains increased $575,000 in 2007 due primarily to the gain recognized on the sale of an $8.7 million USDA guaranteed loan. Other non-interest income consists primarily of fees and commissions earned on the sale of financial planning and insurance products and the gains and losses from the sale of assets. For 2007, other non-interest income increased $1.0 million primarily because of increased gains on the sale of real estate owned that was partially offset by decreased sales of financial planning and insurance products.

Non-interest expense for 2007 was $23.8 million, an increase of $1.2 million, compared to $22.6 million for 2006. Non-interest expense increased in 2007 primarily because of a $622,000 increase in compensation and benefits expense due to annual salary and incentive compensation increases. Occupancy expense increased $32,000 primarily because of the additional costs associated with the new Eagan branch that was opened in the third quarter of 2007. Data processing costs increased $84,000 primarily because of increased internet and other banking services provided by a third party processor. Amortization of mortgage servicing rights decreased $142,000 due to a decrease in single-family mortgage loans being serviced when compared to 2006. Other non-interest expense increased $563,000 primarily because of increased legal fees and other expenses relating to foreclosed assets.

Income tax expense increased between the periods due to an increase in taxable income and an effective tax rate that increased from 38.3% for 2006 to 39.3% for 2007. The increase in the effective tax rate was primarily the result of increased taxable income and changes in state tax allocations.

Financial Condition

Loans Receivable, Net

The following table sets forth the information on the Company's loan portfolio in dollar amounts and percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated:

	December 31,									
	2008		2007		2006		2005		2004	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
One-to-four family	**$161,989**	**17.51%**	$152,974	17.33%	$134,269	17.10%	$127,075	15.82%	$139,008	17.34%
Multi-family	**29,292**	**3.17**	29,073	3.29	29,863	3.80	40,753	5.07	41,922	5.23
Commercial	**325,304**	**35.16**	281,822	31.92	294,490	37.49	260,268	32.40	224,945	28.06
Construction or development	**108,283**	**11.70**	111,034	12.58	60,178	7.66	80,342	10.00	98,397	12.28
Total real estate loans	**624,868**	**67.54**	574,903	65.12	518,800	66.05	508,438	63.29	504,272	62.91
Other Loans:										
Consumer Loans:										
Automobile	**1,333**	**0.14**	1,730	0.20	3,093	0.39	5,461	0.68	9,496	1.18
Home equity line	**52,243**	**5.65**	51,317	5.81	54,247	6.91	61,011	7.60	67,140	8.38
Home equity	**22,912**	**2.48**	20,254	2.30	21,263	2.71	19,076	2.37	20,033	2.50
Mobile home	**1,316**	**0.14**	1,699	0.19	2,052	0.26	2,299	0.29	2,896	0.36
Land/lot loans	**2,969**	**0.32**	4,151	0.47	5,501	0.70	9,487	1.18	11,572	1.44
Other	**5,828**	**0.63**	5,758	0.65	3,692	0.47	3,564	0.44	3,836	0.48
Total consumer loans	**86,601**	**9.36**	84,909	9.62	89,848	11.44	100,898	12.56	114,973	14.34
Commercial business loans	**213,775**	**23.10**	222,959	25.26	176,770	22.51	193,962	24.15	182,369	22.75
Total other loans	**300,376**	**32.46**	307,868	34.88	266,618	33.95	294,860	36.71	297,342	37.09
Total loans	**925,244**	**100.00%**	882,771	100.00%	785,418	100.00%	803,298	100.00%	801,614	100.00%
Less:										
Loans in process	**0****		3,011		5,252		7,008		7,561	
Unamortized (premiums) discounts	**569**		(11)		40		190		63	
Net deferred loan fees	**2,529**		2,245		2,021		1,644		1,781	
Allowance for losses	**21,257**		12,438		9,873		8,778		8,996	
Total loans receivable, net	**$900,889**		$865,088		$768,232		$785,678		$783,213	

** - Core data processing systems converted in 2008, loan amounts reflected in table are net of loan process.

In 2008, the Company continued to manage interest rate risk and increase interest income by increasing its investments in shorter term and generally higher yielding commercial real estate loans. Based on declining loan demand and the Company's focus on improving credit quality, it is anticipated that the size of our commercial real estate and commercial business portfolios will decrease in 2009. It is also anticipated that traditional conforming one-to-four family mortgage loan balances will be maintained at current levels in 2009. HMN does not originate or hold subprime mortgages in our loan portfolio and does not purchase or hold investments backed by subprime mortgages in our investment portfolio. However, subprime credit issues continued to indirectly impact the Company in 2008 by making it more difficult for some borrowers with marginal credit to qualify for a mortgage, as most non-traditional mortgage products have been eliminated by the banks and mortgage companies that were previously offering them. This decrease in available credit reduced the demand for single family homes as there were fewer qualified buyers in the marketplace. The decrease in demand for housing and building lots affected the risk ratings on some of our residential development loans. The economic slowdown spread to other sectors of the economy and ultimately was reflected in the $44.5 million increase in non-performing loans during 2008. Of the $44.5 million non-performing loan increase, $15.9 million were related to borrowers that had invested in or were otherwise negatively impacted by alleged fraudulent activities of a third party. While we believe we have adequately provided for any probable losses on our non-performing loans, we recognize that it will take time in the current economic environment to liquidate many of the assets due to limited demand for the properties. Where feasible, we continue to work with the borrowers in order to get these assets performing in the most cost effective manner.

One-to-four family real estate loans were $162.0 million at December 31, 2008, an increase of $9.0 million, compared to $153.0 million at December 31, 2007. Loan originations decreased in 2008, but more of the loans that were originated were placed in portfolio as compared to prior periods. The increase in the amount of mortgage loans placed in portfolio was the primary reason for the growth in the one-to-four family loan portfolio during 2008.

Commercial real estate loans were $325.3 million at December 31, 2008, an increase of $43.5 million, compared to $281.8 million at December 31, 2007. Commercial business loans were $213.8 million at December 31, 2008, a decrease of $9.2 million, compared to $223.0 million at December 31, 2007. Decreased commercial loan demand resulted in a decrease in net commercial loan production. Net commercial loan production, which is the principal amount retained by the Bank after deducting sold loan participations, was $218.7 million in 2008, compared to $288.3 million in 2007. Loan participations are sold in most cases in order to comply with lending limit restrictions and/or reduce loan concentrations. The decrease in net production was entirely offset by a decrease in loan prepayments, which was the primary reason for the increase in these combined loan balances in 2008.

Home equity line balances were $52.2 million at December 31, 2008, compared to $51.3 million at December 31, 2007. The open-end home equity lines are written with an adjustable rate and a 10 year draw period which requires "interest only" payments followed by a 10 year repayment period which fully amortizes the outstanding balance. Closed-end home equity loans are written with fixed or adjustable rates with terms up to 15 years. Home equity loans were $22.9 million at December 31, 2008, compared to $20.3 million at December 31, 2007.

Allowance for Loan Losses

The determination of the allowance for loan losses and the related provision is a critical accounting policy of the Company that is subject to significant estimates, as previously discussed. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. The Company utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. Management conducts quarterly reviews of the entire loan portfolio and evaluates the need to establish general allowances and specific reserves on the basis of these reviews.

Management continues to actively monitor asset quality and charges off loans against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for loan losses.

The allowance for loan losses was $21.3 million, or 2.30% of gross loans at December 31, 2008, compared to $12.4 million, or 1.41% of gross loans at December 31, 2007. The allowance for loan losses and the related ratios increased primarily because of the specific reserves established on the $44.5 million increase in nonperforming loans between the periods. The total provision for the year of $26.7 million included a $12.0 million charge-off of one loan due to apparent fraudulent activity. The following table reflects the activity in the allowance for loan losses and selected statistics:

(Dollars in thousands)	December 31, 2008	2007	2006	2005	2004
Balance at beginning of year	**$ 12,438**	9,873	8,778	8,996	6,940
Provision for losses	**26,696**	3,898	8,878	2,674	2,755
Charge-offs:					
One-to-four family	**(78)**	(42)	(150)	(234)	(331)
Consumer	**(612)**	(840)	(269)	(228)	(407)
Commercial business	**(13,784)**	(554)	(188)	(1,356)	0
Commercial real estate	**(3,454)**	(245)	(7,242)	(1,259)	0
Recoveries	**51**	348	66	185	39
Net charge-offs	**(17,877)**	(1,333)	(7,783)	(2,892)	(699)
Balance at end of year	**$ 21,257**	12,438	9,873	8,778	8,996
Year end allowance for loan losses as a percent of year end gross loan balance	**2.30%**	1.41%	1.26%	1.09%	1.12%
Ratio of net loan charge-offs to average loans outstanding	**1.98**	0.16	0.98	0.36	0.09

The following table reflects the allocation of the allowance for loan losses:

	December 31, 2008		2007		2006		2005		2004	
	Allocated allowance as a % of loan category	**Percent of loans in each category to total loans**	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans
Real estate loans:										
One-to-four family	**1.75%**	**17.51%**	0.27%	17.33%	0.22%	17.10%	0.21%	15.82%	0.17%	17.34%
Multi-family	**0.97**	**3.17**	1.05	3.29	1.49	3.80	1.56	5.07	1.67	5.23
Commercial real estate	**3.45**	**35.16**	2.10	31.92	1.67	37.49	1.32	32.40	1.60	28.06
Construction or development	**1.45**	**11.70**	1.34	12.58	1.16	7.66	1.14	10.00	1.07	12.28
Consumer loans	**1.83**	**9.36**	1.70	9.62	1.59	11.44	0.88	12.56	0.81	14.34
Commercial business loans	**1.75**	**23.10**	1.28	25.26	1.18	22.51	1.36	24.15	1.36	22.75
Total	**2.30**	**100.00%**	1.41	100.00%	1.26	100.00%	1.09	100.00%	1.12	100.00%

The allocation of the allowance for loan losses increased in 2008 for one-to-four family due primarily to the increased specific reserves established on a non-performing single family loan at December 31, 2008. The allocation of the allowance for loan losses increased in 2008 for consumer loans due primarily to an increase in the reserve for unclassified loans based on management's assessment of the risk in these portfolios based on historical experience and the current economic environment. The allocated percentage for commercial real estate and construction or development loans increased in 2008 due to management's assessment of the risk and assignment of risk ratings of certain individual loans in this category. The allocated percentage for multi-family loans decreased between the years because some of the loans that were classified at the end of 2007 were paid off during 2008.

Allowance for Real Estate Losses

Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Management periodically performs valuations and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. There was limited activity in the allowance for real estate losses and the balance was $0 at December 31, 2008 and 2007.

Non-performing Assets

Loans are reviewed at least quarterly and any loan whose collectability is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. Restructured loans include the Bank's troubled debt restructurings that involved forgiving a portion of interest or principal or making loans at a rate materially less than the market rate. Foreclosed and repossessed assets include assets acquired in settlement of loans.

Non-performing assets are comprised of non-accrual loans, delinquent accounts receivable, real estate acquired through foreclosure and repossessed assets and totaled $74.8 million at December 31, 2008, compared to $21.9 million at December 31, 2007. The $52.9 million increase in non-performing assets at December 31, 2008 relates primarily to a $44.5 million increase in non-performing loans and an $8.4 million increase in foreclosed and repossessed assets. The non-performing loan activity for the year included $77.5 million in additional non-performing loans, $17.4 million in loan charge offs, $3.4 million in loans that were reclassified to performing, $10.3 million in loans that were transferred into real estate owned, and $1.9 million in principal payments were received on non-performing loans.

The following table sets forth the amounts and categories of non-performing assets in the Company's portfolio:

(Dollars in thousands)	December 31,				
	2008	2007	2006	2005	2004
Non-accruing loans:					
Real estate:					
One-to-four family	**$ 7,251**	1,196	1,364	626	1,864
Commercial real estate	**46,953**	15,641	5,296	948	1,114
Consumer	**5,298**	1,094	1,254	496	472
Commercial business	**4,671**	1,723	394	259	261
Total	**64,173**	19,654	8,308	2,329	3,711
Accruing loans delinquent 90 days or more:					
One-to-four family	**0**	0	0	0	628
Other assets	**25**	34	44	178	201
Foreclosed and repossessed assets:					
Real estate:					
One-to-four family	**258**	901	1,422	565	141
Commercial real estate	**10,300**	1,313	650	750	0
Consumer	**0**	33	0	61	201
Total	**10,558**	2,247	2,072	1,376	342
Total non-performing assets	**$74,756**	$21,935	$10,424	$ 3,883	$ 4,882
Total as a percentage of total assets	**6.53%**	1.96%	1.07%	0.39%	0.51%
Total non-performing loans	**$64,173**	$19,654	$ 8,308	$ 2,329	$ 4,339
Total as a percentage of total loans receivable, net	**7.12%**	2.27%	1.08%	0.30%	0.55%
Allowance for loan losses to non-performing loans	**33.12%**	63.28%	118.84%	376.88%	207.30%

The increase in non-performing loans related primarily to a $31.3 million increase in non-accruing commercial real estate loans. The following table summarizes the number and property types of commercial real estate loans that were non-performing at December 31, 2008 and December 31, 2007.

(Dollars in thousands)

Property Type	# of Relationships	Principal Amount of Loan at December 31, 2008	# of Relationships	Principal Amount of Loan at December 31, 2007
Residential developments	6	$17,681	5	$11,496
Single family homes	4	898	1	300
Condominiums	1	5,440	1	2,546
Shopping centers	2	1,237	1	963
Commercial buildings	1	169	5	335
Hotel	1	4,999	0	0
Alternative fuel plants	2	12,492	0	0
Elderly care facilities	3	4,037	0	0
	20	$46,953	13	$15,640

For 2008, 2007 and 2006, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $5.5 million, $1.8 million and $0.8 million, respectively. The amounts that were included in interest income on a cash basis for these loans were $1.9 million, $1.0 million and $0.6 million, respectively.

In addition to the non-performing assets set forth in the table above of all non-performing assets, as of December 31, 2008, there were four other potential problem loans and five loans for which the interest rates were modified in a troubled debt restructuring in 2008. Potential problem loans are loans that are not in nonperforming status; however, there are circumstances present to create doubt as to the ability of the borrower to comply with present repayment terms. The decision of management to include performing loans in potential problem loans does not necessarily mean that the Company expects losses to occur but that management recognized a higher degree of risk associated with these loans. The level of potential problem loans is another predominant factor in determining the relative level of the allowance for loan losses. The loans that have been reported as potential problem loans at December 31, 2008 are single family mortgage and equity loans totaling $2.0 million. There was one potential problem loan related to a residential development totaling $9.1 million at December 31, 2007. The loans that were modified in 2008 totaled $8.2 million and related to residential development and builder construction loans. These loans were not classified as non-performing as it is anticipated that the borrowers will be able to make all of the required principal and interest payments under the modified terms of the loan.

Liquidity and Capital Resources

The Company manages its liquidity position to ensure that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity or sale of the asset. Liability liquidity is the ability of the Bank to attract retail or brokered deposits or to borrow funds from third parties such as the Federal Home Loan Bank (FHLB) or the Federal Reserve.

The primary investing activities are the origination of loans and the purchase of securities. Principal and interest payments on loans and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for the Company. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans or mortgage servicing rights. Unpledged securities could also be pledged and used as collateral for additional borrowings with the FHLB or Federal Reserve to generate additional cash.

The primary financing activity is the attraction of retail and brokered deposits. The Bank has the ability to borrow additional funds from the FHLB by pledging additional securities or loans. Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn based upon existing collateral levels with the FHLB and the Federal Reserve. Information on outstanding advance maturities and related early call features is also included in Note 11. In 2008, the United States Treasury also invested $26.0 million in preferred stock and a related warrant.

The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing and investing activities during any given period.

Cash and cash equivalents at December 31, 2008 were $15.7 million, a decrease of $8.0 million, compared to $23.7 million at December 31, 2007. Net cash provided by operating activities during 2008 was $18.4 million. The Company conducted the following major investing activities during 2008: principal payments and maturity proceeds received on securities available for sale and FHLB stock were $123.3 million, purchases of securities available for sale and FHLB stock were $121.6 million, proceeds from sales of securities available for sale were $10.4 million and loans receivable increased $78.7 million. The Company spent $3.8 million for the purchase of land, equipment and updating its premises. Net cash used by investing activities during 2008 was $70.2 million. The Company conducted the following major financing activities during 2008: purchased treasury stock of $0.7 million, paid $2.7 million in dividends to HMN stockholders, received proceeds from advances totaling $631.3 million, repaid advances totaling $601.3 million, sold preferred stock to the U.S. Treasury totaling $26.0 million and deposits decreased $8.5 million. Net cash provided by financing activities was $43.8 million.

The Company has certificates of deposit with outstanding balances of $387.1 million that mature during 2009, of which $208.7 million were obtained from brokers. Based upon past experience, management anticipates that the majority of the deposits will renew for another term. The Company believes that deposits that do not renew will be replaced with deposits from a combination of other customers or brokers. FHLB advances, Federal Reserve borrowings, or proceeds from the sale of securities could also be used to replace unanticipated outflows of deposits.

The Company is participating in both parts of the Federal Deposit Insurance Corporation's (FDIC's) Liquidity Guarantee Program. The first part of the program called the Transaction Account Guarantee Program provides unlimited FDIC insurance coverage on non-interest bearing deposit accounts. The second part of the program called the Debt Guarantee Program allows the Company to issue debt securities that are fully guaranteed by the FDIC. The Company had no FDIC guaranteed debt outstanding at December 31, 2008. The amount of FDIC guaranteed debt that could be issued by the Company was approximately $20.9 million at December 31, 2008. The proceeds of any FDIC guaranteed debt issuance could also be used to replace any unanticipated deposit outflows.

The Company has deposits of $78.4 million in checking and money market accounts with customers that have relationship balances greater than $5.0 million. These funds may be withdrawn at any time, and management anticipates that $26.0 million of these deposits will be withdrawn from the Bank over the next twelve months. These withdrawals will be funded primarily with additional FHLB or FRB advances and proceeds from maturing investments. Management anticipates that the majority of the remaining large checking and money market deposits will remain on deposit with the Bank. If these deposits are withdrawn, it is anticipated that they will be replaced with FHLB advances or deposits from other customers or brokers.

The Company has no FHLB advances that mature in 2009 and it has $87.5 million of FHLB advances with maturities beyond 2009 that have call features that may be exercised by the FHLB during 2009. If the call features are exercised, the Company has the option of requesting any advance otherwise available to it pursuant to the credit policy of the FHLB.

The credit policy of the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change. If this were to happen, the Bank may not have additional collateral to pledge to secure the existing advances which could cause the FHLB advances to become a liquidity problem during 2009.

The Company anticipates that its liquidity requirements for 2009 will be similar to the cash flows it experienced in 2008 except that the preferred stock investment by the Treasury is not anticipated to be repeated in 2009. In addition, no treasury stock purchases are anticipated to be made and no dividends are expected to be paid in order to preserve capital due to the uncertain economic environment. The Company also anticipates that expenditures for core system software and hardware will decrease by $2.0 million in 2009.

As of December 31, 2008, there were 300,000 shares authorized for repurchase under the existing stock repurchase program that is set to expire on January 26, 2010. No treasury stock purchases are anticipated in 2009 due to restrictions on stock repurchases by the United States Treasury in connection with its preferred stock investment in the Company.

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under existing contracts. At December 31, 2008, the aggregate contractual obligations (excluding bank deposits) and commercial commitments were as follows:

(Dollars in thousands)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$142,500	10,000	62,500	70,000	0
Annual rental commitments under non-cancelable operating leases	2,191	877	1,269	45	0
	$144,691	10,877	63,769	70,045	0

	Amount of Commitments - Expiring by Period				
Other Commercial Commitments:					
Commercial lines of credit	$ 39,209	28,633	5,574	2,602	2,400
Commitments to lend	65,326	28,509	12,800	9,423	14,594
Standby letters of credit	5,933	5,543	390	0	0
	$110,468	62,685	18,764	12,025	16,994

Regulatory Capital Requirements

As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive by the Office of Thrift Supervision (OTS) to meet and maintain a specific capital level for any capital measure. Management believes that, as of December 31, 2008, the Bank met all of the capital requirements to which it was subject and is well capitalized based on the regulatory definition described above. Refer to Note 17 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to its capital requirements.

Dividends

The declaration of dividends is subject to, among other things, the Company's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. Refer to Note 16 of the Notes to Consolidated Financial Statements for information on regulatory limitations on dividends from the Bank to the Company and additional information on dividends. The payment of dividends is dependent upon the Company having adequate cash or other assets that can be converted to cash to pay dividends to its stockholders. The Company suspended the dividend payments to common stockholders in the fourth quarter of 2008 due to the net operating loss experienced and the challenging economic environment. It is not anticipated that dividends will be paid in 2009 because of our desire to preserve capital due to the uncertain economic environment. The Company also does not anticipate the repurchase of common stock in 2009 because of the stock repurchase restrictions imposed by its participation in the Capital Purchase Program. The Company anticipates making quarterly preferred dividend payments of $325,000 on the preferred stock issued to the Treasury for the first five years the preferred stock is outstanding and $585,000 each quarter after that if the shares are not redeemed.

Impact of Inflation and Changing Prices

The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.* This Statement amends *ARB No. 51* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and is reported as equity in the consolidated financial statements. This

Statement applies to all for-profit entities that prepare consolidated financial statements, but affects only those entities that have an outstanding noncontrolling interest in subsidiaries or that deconsolidate a subsidiary. Since the Company has no noncontrolling interests in subsidiaries, the impact of adopting SFAS No. 160 on January 1, 2009 was not material to the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. This Statement replaces SFAS No. 141, *Business Combinations* and retains the fundamental requirements in SFAS No. 141 that the purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement establishes principles and requirements for how the acquirer recognizes and measures the assets acquired (including goodwill), the liabilities assumed, and any controlling interest in the acquiree. It also determines what information is to be disclosed to enable users of the financial statement to evaluate the nature and financial effect of the business combination. The impact of adopting SFAS No. 141 (revised 2007) on January 1, 2009 was not material to the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133*. This Statement applies to all entities and requires enhanced disclosures about an entity's derivative and hedging activities including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The impact of adopting SFAS No. 161 on January 1, 2009 was not material to the Company's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statement of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement was effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* and did not have any impact on the Company's consolidated financial statements.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The *Rate Shock Table* located in the Asset/ Liability Management section of this Management's Discussion and Analysis discloses the Company's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

The Company utilizes a model that uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities under different interest rate changes.

The following table discloses the projected changes in market value to the Company's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2008.

(Dollars in thousands)	Market Value			
Basis point change in interest rates	-100	0	+100	+200
Total market risk sensitive assets	$1,151,348	1,136,959	1,118,088	1,100,806
Total market risk sensitive liabilities	1,048,167	1,033,076	1,019,755	1,007,359
Off-balance sheet financial instruments	58	0	175	340
Net market risk	$ 103,123	103,883	98,158	93,107
Percentage change from current market value	(0.73)%	0.00%	(5.51)%	(10.37)%

The preceding table was prepared utilizing the following assumptions (the Model Assumptions) regarding prepayment and decay ratios that were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 7% and 76%, depending on the note rate and the period to maturity. Adjustable rate mortgages (ARMs) were assumed to prepay at annual rates of between 11% and 33%, depending on the note rate and the period to maturity. Growing Equity Mortgage (GEM) loans were assumed to prepay at annual rates of between 6% and 50% depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at annual rates of 31% and 35%, respectively. Non-interest checking and NOW accounts were assumed to decay at annual rates of 33% and 29%, respectively. Commercial NOW and MMDA accounts were assumed to decay at annual rates of 35% and 29%, respectively. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on the callable advance. Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the Interest Spread) will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets that are approaching their lifetime interest rate caps or floors could be different from the values calculated in the table. Certain liabilities, such as certificates of deposit, have fixed rates that restrict interest rate changes until maturity. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained increase in interest rates.

Asset/Liability Management

The Company's management reviews the impact that changing interest rates will have on the net interest income projected for the twelve months following December 31, 2008 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact of immediate interest rate changes called rate shocks on net interest income during the 12 month period ending December 31, 2009:

Rate Shock Table

(Dollars in thousands)

Rate Shock in Basis Points	Net Interest Change	Percent Change
+200	$ 1,138	3.08%
+100	412	1.11
0	0	0.00
-100	(1,951)	(5.28)

The preceding table was prepared utilizing the Model Assumptions. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income. The increase in interest income in a rising rate environment is because there are more adjustable rate loans that would reprice to higher interest rates in the next twelve months than there are certificates of deposit that would reprice.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. The Company has an Asset/Liability Committee that meets frequently to discuss changes made to the interest rate risk position and projected profitability. The Committee makes adjustments to the asset-liability position of the Bank that are reviewed by the Board of Directors of the Bank. This Committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank may, at times, depending on the relationship between long and short-term interest rates, market conditions and consumer preference, place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, in certain situations, provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to manage its interest rate risk and has taken a number of steps to restructure its balance sheet in order to better match the maturities of its assets and liabilities. In the past, the Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and generally placed only those fixed rate loans that met certain risk characteristics into its loan portfolio. In 2008, more fixed rate loans were placed into the single family loan portfolio. The Bank's commercial loan production continued to be primarily in adjustable rate loans; however, more of these loans were structured to reprice every one, two, or three years. In addition, the duration of the Bank's certificates of deposits that were issued in 2008 were lengthened in order to manage the Company's interest rate risk exposure.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than commitments to originate and sell loans in the ordinary course of business which are more fully discussed in Note 18 of the Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31 *(Dollars in thousands)*	2008	2007
ASSETS		
Cash and cash equivalents	**$ 15,729**	23,718
Securities available for sale:		
Mortgage-backed and related securities (amortized cost $76,166 and $18,786)	**77,327**	18,468
Other marketable securities (amortized cost $95,445 and $165,430)	**97,818**	167,720
	175,145	186,188
Loans held for sale	**2,548**	3,261
Loans receivable, net	**900,889**	865,088
Accrued interest receivable	**5,568**	6,893
Real estate, net	**10,558**	2,214
Federal Home Loan Bank stock, at cost	**7,286**	6,198
Mortgage servicing rights, net	**728**	1,270
Premises and equipment, net	**13,972**	12,024
Goodwill	**0**	3,801
Prepaid expenses and other assets	**4,408**	1,680
Deferred tax assets, net	**8,649**	4,719
Total assets	**$1,145,480**	1,117,054
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	**$ 880,505**	888,118
Federal Home Loan Bank advances and Federal Reserve borrowings	**142,500**	112,500
Accrued interest payable	**6,307**	9,515
Customer escrows	**639**	866
Accrued expenses and other liabilities	**3,316**	7,927
Total liabilities	**1,033,267**	1,018,926
Commitments and contingencies		
Stockholders' equity:		
Serial preferred stock: ($.01 par value/$1,000 liquidation preference) Authorized 500,000 shares; issued shares 26,000	**23,384**	0
Common stock ($.01 par value): Authorized 11,000,000; issued shares 9,128,662	**91**	91
Additional paid-in capital	**60,687**	58,049
Retained earnings, subject to certain restrictions	**98,067**	110,943
Accumulated other comprehensive income	**2,091**	1,167
Unearned employee stock ownership plan shares	**(3,771)**	(3,965)
Treasury stock, at cost 4,961,032 and 4,953,045 shares	**(68,336)**	(68,157)
Total stockholders' equity	**112,213**	98,128
Total liabilities and stockholders' equity	**$1,145,480**	1,117,054

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 *(Dollars in thousands)*	**2008**	2007	2006
Interest income:			
Loans receivable	**$ 58,671**	66,115	60,181
Securities available for sale:			
Mortgage-backed and related	**1,615**	727	271
Other marketable	**5,775**	9,153	5,195
Cash equivalents	**198**	1,187	1,555
Other	**253**	341	325
Total interest income	**66,512**	77,523	67,527
Interest expense:			
Deposits	**27,157**	33,403	22,046
Federal Home Loan Bank advances and Federal Reserve borrowings	**5,639**	5,420	6,795
Total interest expense	**32,796**	38,823	28,841
Net interest income	**33,716**	38,700	38,686
Provision for loan losses	**26,696**	3,898	8,878
Net interest income after provision for loan losses	**7,020**	34,802	29,808
Non-interest income:			
Fees and service charges	**3,933**	3,139	3,111
Loan servicing fees	**955**	1,054	1,172
Securities gains, net	**479**	0	48
Gain on sales of loans	**651**	1,514	1,255
Other	**936**	1,887	856
Total non-interest income	**6,954**	7,594	6,442
Non-interest expense:			
Compensation and benefits	**12,464**	12,491	11,869
Occupancy	**4,521**	4,467	4,435
Advertising	**422**	542	475
Data processing	**1,395**	1,267	1,183
Amortization of mortgage servicing rights, net	**570**	706	848
Goodwill impairment charge	**3,801**	0	0
Other	**5,912**	4,349	3,786
Total noninterest expense	**29,085**	23,822	22,596
Income (loss) before income tax expense (benefit)	**(15,111)**	18,574	13,654
Income tax expense (benefit)	**(4,984)**	7,300	5,226
Net income (loss)	**$(10,127)**	11,274	8,428
Preferred stock dividends and discount	**(37)**	0	0
Net income (loss) available to common stockholders	**$(10,164)**	11,274	8,428
Basic earnings (loss) per common share	**$ (2.78)**	3.02	2.20
Diluted earnings (loss) per common share	**$ (2.78)**	2.89	2.10

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Dollars in thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan	Unearned Compensation Restricted Stock	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2005	$ 0	91	58,011	98,952	(918)	(4,351)	(182)	(60,875)	90,728
Net income				8,428					8,428
Other comprehensive income, net of tax:									
Net unrealized gains on securities available for sale					634				634
Total comprehensive income									9,062
Treasury stock purchases								(3,960)	(3,960)
Employee stock options exercised			(268)					434	166
Tax benefits of exercised stock options			56						56
Unearned compensation restricted stock awards			(337)					337	0
Stock compensation expense			64						64
Reclassification for FAS 123R adoption			(182)				182		0
Amortization of restricted stock awards			190						190
Earned employee stock ownership plan shares			380			193			573
Dividends paid				(3,737)					(3,737)
Balance, December 31, 2006	$ 0	91	57,914	103,643	(284)	(4,158)	0	(64,064)	93,142
Net income				11,274					11,274
Other comprehensive income, net of tax:									
Net unrealized gains on securities available for sale					1,451				1,451
Total comprehensive income									12,725
Treasury stock purchases								(4,913)	(4,913)
FIN 48 — cumulative effect adjustment				(250)					(250)
Employee stock options exercised			(246)					385	139
Tax benefits of exercised stock options			99						99
Unearned compensation restricted stock awards			(469)					469	0
Restricted stock awards forfeited			34					(34)	0
Stock compensation expense			44						44
Amortization of restricted stock awards			334						334
Earned employee stock ownership plan shares			339			193			532
Dividends paid				(3,724)					(3,724)
Balance, December 31, 2007	$ 0	91	58,049	110,943	1,167	(3,965)	0	(68,157)	98,128
Net loss				**(10,127)**					**(10,127)**
Other comprehensive loss, net of tax:									
Net unrealized gains on securities available for sale					**924**				**924**
Total comprehensive loss									**(9,203)**
Preferred stock and warrant issued	**23,384**		**2,616**						**26,000**
Treasury stock purchases								**(723)**	**(723)**
Unearned compensation restricted stock awards			**(550)**					**550**	**0**
Restricted stock awards forfeited			**6**					**(6)**	**0**
Stock compensation expense			**33**						**33**
Amortization of restricted stock awards			**415**						**415**
Earned employee stock ownership plan shares			**118**			**194**			**312**
Dividends paid				**(2,749)**					**(2,749)**
Balance, December 31, 2008	**$23,384**	**91**	**60,687**	**98,067**	**2,091**	**(3,771)**	**0**	**(68,336)**	**112,213**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 *(Dollars in thousands)*	**2008**	2007	2006
Cash flows from operating activities:			
Net income (loss)	**$ (10,127)**	11,274	8,428
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Provision for loan losses	**26,696**	3,898	8,878
Depreciation	**1,796**	1,903	1,919
Amortization of premiums (discounts), net	**672**	(2,558)	(1,658)
Amortization of deferred loan fees	**(808)**	(1,182)	(1,587)
Amortization of core deposit intangible	**0**	106	114
Amortization of mortgage servicing rights	**570**	706	848
Capitalized mortgage servicing rights	**(27)**	(18)	(152)
Deferred income tax benefit	**(4,568)**	(2,622)	(750)
Securities gains, net	**(479)**	0	(48)
Loss (gain) on sales of real estate	**(187)**	(682)	25
Gain on sales of loans	**(651)**	(1,514)	(1,255)
Proceeds from sales of real estate	**6,563**	7,021	357
Proceeds from sales of loans held for sale	**60,566**	70,407	71,982
Origination of loans held for sale	**(56,925)**	(56,697)	(66,819)
Amortization of restricted stock awards	**415**	334	191
Amortization of unearned ESOP shares	**194**	193	193
Earned ESOP shares priced above original cost	**118**	339	380
Stock option compensation expense	**33**	44	64
Decrease (increase) in accrued interest receivable	**1,326**	(1,832)	(601)
Increase (decrease) in accrued interest payable	**(3,207)**	8,339	(910)
Goodwill impairment charge	**3,801**	0	0
Decrease (increase) in other assets	**(2,761)**	834	(979)
Increase (decrease) in other liabilities	**(4,618)**	2,034	948
Other, net	**33**	12	136
Net cash provided by operating activities	**18,425**	40,339	19,704
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	**10,442**	0	2,988
Principal collected on securities available for sale	**7,246**	2,437	752
Proceeds collected on maturity of securities available for sale	**110,000**	165,000	150,500
Purchases of securities available for sale	**(114,405)**	(223,146)	(157,528)
Purchase of Federal Home Loan Bank stock	**(7,180)**	(2,095)	(902)
Redemption of Federal Home Loan Bank stock	**6,092**	3,854	1,311
Net (increase) decrease in loans receivable	**(78,654)**	(120,063)	4,853
Purchases of premises and equipment	**(3,772)**	(2,552)	(1,370)
Net cash (used) provided by investing activities	**(70,231)**	(176,565)	604
Cash flows from financing activities:			
Increase (decrease) in deposits	**(8,484)**	162,822	(6,008)
Purchase of treasury stock	**(723)**	(4,913)	(3,960)
Stock options exercised	**0**	139	166
Excess tax benefit from options exercised	**0**	99	56
Dividends paid to stockholders	**(2,749)**	(3,724)	(3,737)
Preferred stock and warrant issued	**26,000**	0	0
Proceeds from borrowings	**631,300**	160,000	34,500
Repayment of borrowings	**(601,300)**	(198,400)	(44,500)
Increase (decrease) in customer escrows	**(227)**	145	(318)
Net cash provided (used) by financing activities	**43,817**	116,168	(23,801)
Decrease in cash and cash equivalents	**(7,989)**	(20,058)	(3,493)
Cash and cash equivalents, beginning of year	**23,718**	43,776	47,269
Cash and cash equivalents, end of year	**$ 15,729**	23,718	43,776
Supplemental cash flow disclosures:			
Cash paid for interest	**$ 36,003**	30,484	29,750
Cash paid for income taxes	**5,247**	8,696	6,972
Supplemental noncash flow disclosures:			
Loans transferred to loans held for sale	**14,727**	13,991	3,968
Transfer of loans to real estate	**2,238**	6,499	1,325

See accompanying notes to consolidated financial statements.

December 31, 2008, 2007 and 2006

Note 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100 percent of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking and loan production facilities in Minnesota and Iowa. The Bank has one wholly owned subsidiary, Osterud Insurance Agency, Inc. (OIA), which offers financial planning products and services. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC), which acts as an intermediary for the Bank in completing certain real estate transactions.

The consolidated financial statements included herein are for HMN, SFC, the Bank and OIA. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Mortgage servicing rights are stratified by loan type and note rate and are valued quarterly by a third party using prepayment and default rate assumptions. While management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the mortgage servicing rights.

Cash and Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Securities are accounted for according to their purpose and holding period. The Company classifies its debt and equity securities in one of three categories:

Trading Securities Securities held principally for resale in the near term are classified as trading securities and are recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held to Maturity Securities that the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held to maturity reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Securities Available for Sale Securities available for sale consist of securities not classified as trading securities or as securities held to maturity. They include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, or similar factors. Unrealized gains and losses, net of income taxes, are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method and recognized on the trade date. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available for sale reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Loans Held for Sale Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains are recognized on the settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable, net Loans receivable, net are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on purchased loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered adequate by management to provide for probable losses inherent in the loan portfolio as of the balance sheet dates. The allowance for loan losses is based on a quarterly analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, demand for single family homes and building lots, loan portfolio composition and historical experience. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties or other collateral securing delinquent loans. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectibility is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

All impaired loans are valued at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the value of the impaired loan is less than the recorded investment in the loan, impairment will be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include all loans which are on non-accrual, delinquent as to principal and interest for 90 days or greater or restructured in a troubled debt restructuring involving a modification of terms. All non-accruing loans are reviewed for impairment on an individual basis.

Mortgage Servicing Rights Mortgage servicing rights are capitalized at fair value and amortized in proportion to, and over the period of, estimated net servicing income. The Company evaluates its capitalized mortgage servicing rights for impairment each quarter. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

Real Estate, net Real estate acquired through loan foreclosure is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are reviewed quarterly by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and Equipment Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over estimated useful lives of 5 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Investment in Limited Partnerships The Company has investments in limited partnerships that invested in low to moderate income housing projects that generated tax credits for the Company. The Company accounts for the earnings or losses from the limited partnerships on the equity method.

Intangible Assets Goodwill resulting from acquisitions is not amortized but is tested for impairment annually in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* Deposit base intangibles are amortized on an accelerated basis as the deposits run off. The Company reviews the recoverability of the carrying value of these assets annually or whenever an event occurs indicating that they may be impaired. During 2008, HMN's stock traded at a substantial discount to book value. Therefore, an analysis was performed and it was determined that the carrying value of goodwill was impaired and the entire goodwill amount of $3.8 million was charged off.

Stock Based Compensation On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (FAS 123R), which requires companies to recognize as compensation expense the grant-date fair value of stock awards issued.

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

Comprehensive Income Comprehensive income is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company is comprised of unrealized gains and losses on securities available for sale.

Segment Information The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that are used by the chief operating decision maker are reported for that segment.

New Accounting Pronouncements In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.* This Statement amends *ARB No. 51* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and is reported as equity in the consolidated financial statements. This Statement applies to all for-profit entities that prepare consolidated financial statements, but affects only those entities that have an outstanding noncontrolling interest in subsidiaries or that deconsolidate a subsidiary. Since the Company has no noncontrolling interests in subsidiaries, the impact of adopting SFAS No. 160 on January 1, 2009 was not material to the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations.* This Statement replaces SFAS No. 141, *Business Combinations* and retains the fundamental requirements in SFAS No. 141 that the purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement establishes principles and requirements for how the acquirer recognizes and measures the assets acquired (including goodwill), the liabilities assumed, and any controlling interest in the acquiree. It also determines what information is to be disclosed to enable users of the financial statement to evaluate the nature and financial effect of the business combination. The impact of adopting SFAS No. 141 (revised 2007) on January 1, 2009 was not material to the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133.* This Statement applies to all entities and requires enhanced disclosures about an entity's derivative and hedging activities including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The impact of adopting SFAS No. 161 on January 1, 2009 was not material to the Company's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statement of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement was effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* and did not have any impact on the Company's consolidated financial statements.

Derivative Financial Instruments The Company uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. The Company may also from time to time use interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments.

Reclassifications Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

NOTE 2 Other Comprehensive Income

The components of other comprehensive income and the related tax effects were as follows:

	For the years ended December 31,								
	2008			2007			2006		
(Dollars in thousands) Securities available for sale:	**Before Tax**	**Tax Effect**	**Net of Tax**	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Gross unrealized gains arising during the period	**$2,040**	**806**	**1,234**	2,443	992	1,451	1,098	433	665
Less reclassification of net gains included in net income	**479**	**169**	**310**	0	0	0	48	17	31
Net unrealized gains arising during the period	**1,561**	**637**	**924**	2,443	992	1,451	1,050	416	634
Other comprehensive income	**$1,561**	**637**	**924**	2,443	992	1,451	1,050	416	634

NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2008 and 2007 is as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:				
Mortgage-backed securities:				
FHLMC	**$ 36,144**	**694**	**(21)**	**36,817**
FNMA	**27,225**	**695**	**0**	**27,920**
GNMA	**5**	**0**	**0**	**5**
Collateralized mortgage obligations:				
FHLMC	**10,149**	**181**	**(319)**	**10,011**
FNMA	**2,643**	**6**	**(75)**	**2,574**
	76,166	**1,576**	**(415)**	**77,327**
Other marketable securities:				
U.S. Government agency obligations	**94,745**	**2,723**	**0**	**97,468**
Corporate preferred stock	**700**	**0**	**(350)**	**350**
	95,445	**2,723**	**(350)**	**97,818**
	$171,611	**4,299**	**(765)**	**175,145**
December 31, 2007:				
Mortgage-backed securities:				
FHLMC	$ 129	4	0	133
FNMA	3,833	74	0	3,907
GNMA	6	0	0	6
Collateralized mortgage obligations:				
FHLMC	11,792	149	(350)	11,591
FNMA	3,026	0	(195)	2,831
	18,786	227	(545)	18,468
Other marketable securities:				
U.S. Government agency obligations	164,730	2,290	0	167,020
Corporate preferred stock	700	0	0	700
	165,430	2,290	0	167,720
	$184,216	2,517	(545)	186,188

Proceeds from securities available for sale which were sold during 2008 were $10.4 million resulting in gross gains of $479,000. The Company did not sell any available for sale securities during 2007 and did not recognize any gains or losses on investments. Proceeds from the sale of securities available for sale in 2006 were $2.9 million resulting in gross gains of $48,000.

The following table indicates amortized cost and estimated fair value of securities available for sale at December 31, 2008 based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

(Dollars in thousands)	Amortized cost	Fair value
Due less than one year	$ 94,094	95,549
Due after one year through five years	66,571	68,820
Due after five years through ten years	9,891	10,078
Due after ten years	1,055	698
Total	$171,611	175,145

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

The following table shows the gross unrealized losses and fair values for the securities available for sale portfolio aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

	Less than twelve months			Twelve months or more			Total	
(Dollars in thousands)	# of Investments	Fair Value	Unrealized Losses	# of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008								
Mortgage backed securities:								
FHLMC	**2**	**$ 9,115**	**(21)**	**1**	**$2,530**	**(319)**	**$11,645**	**(340)**
FNMA	**0**	**0**	**0**	**2**	**2,175**	**(75)**	**2,175**	**(75)**
Corporate preferred stock	**1**	**350**	**(350)**	**0**	**0**	**0**	**350**	**(350)**
Total temporarily impaired securities	**3**	**$ 9,465**	**(371)**	**3**	**$4,705**	**(394)**	**$14,170**	**(765)**
December 31, 2007								
Mortgage backed securities:								
FHLMC	0	$ 0	0	1	$2,513	(350)	$ 2,513	(350)
FNMA	0	0	0	3	2,806	(195)	2,806	(195)
Total temporarily impaired securities	0	$ 0	0	4	$5,319	(545)	$ 5,319	(545)

These fixed rate investments are temporarily impaired due to changes in interest rates and the Company has the ability and intent to hold to maturity or until the temporary loss is recovered. Mortgage backed securities in the table above had an average life of less than eight years and the other marketable securities had an average life of less than three years at December 31, 2008.

NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

(Dollars in thousands)	2008	2007
Residential real estate loans:		
1-4 family conventional	**$161,695**	152,672
1-4 family conventional – construction	**29,998**	42,958
1-4 family FHA	**80**	84
1-4 family VA	**214**	218
	191,987	195,932
Multi family	**29,292**	29,073
Multi family – construction	**35,640**	14,207
	256,919	239,212
Commercial real estate:		
Lodging	**45,264**	49,590
Retail/office	**70,158**	67,830
Nursing home/health care	**10,184**	10,952
Land developments	**105,281**	109,021
Golf courses	**15,914**	18,869
Restaurant/bar/café	**6,140**	4,972
Alternative fuel plants	**41,271**	27,657
Warehouse	**26,679**	9,512
Manufacturing	**7,146**	5,761
Churches/community service	**9,130**	4,757
Other	**30,782**	26,770
	367,949	335,691
Other loans:		
Autos	**1,333**	1,730
Home equity line	**52,243**	51,317
Home equity	**22,912**	20,254
Consumer – secured	**320**	643
Commercial business	**213,775**	222,959
Land/lot loans	**2,969**	4,151
Savings	**277**	358
Mobile home	**1,316**	1,699
Consumer – unsecured	**5,231**	4,757
	300,376	307,868
Total loans	**925,244**	882,771
Less:		
Unamortized premiums	**569**	(11)
Net deferred loan fees	**2,529**	2,245
Allowance for loan losses	**21,257**	12,438
Loans in process	**0****	3,011
Total loans receivable, net	**$900,889**	865,088
Commitments to originate or purchase loans	**$ 10,107**	64,700
Commitments to deliver loans to secondary market	**$ 6,737**	5,599
Weighted average contractual rate of loans in portfolio	**5.93%**	7.57%

** Core data processing systems converted in 2008, loan amounts reflected in table are net of loans in process.

Included in total commitments to originate or purchase loans are fixed rate loans aggregating $4.2 million and $21.9 million as of December 31, 2008 and 2007, respectively. The interest rates on these loan commitments ranged from 4.50% to 6.875% at December 31, 2008 and from 5.125% to 8.00% at December 31, 2007.

At December 31, 2008, 2007 and 2006, loans on nonaccrual status totaled $64.2 million, $19.6 million and $8.3 million, for which the related allowance for loan losses was $10.2 million, $3.4 million and $1.7 million, respectively. Had the loans performed in accordance with their original terms, the Company would have recorded gross interest income on the loans of $5.5 million, $1.8 million and $0.8 million in 2008, 2007 and 2006, respectively. For the years ended December 31, 2008, 2007 and 2006, the Company recognized interest income on these loans of $1.9 million, $1.0 million and $0.6 million, respectively. All of the interest income that was recognized for impaired loans was recognized using the cash basis method of income recognition.

At December 31, 2008, there were loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring totaling $8.2 million. Had the loans performed in accordance with their original terms throughout 2008, the Company would have recorded gross interest income of $660,000. During 2008, the Company recorded gross interest income of $593,000 on the loans. At December 31, 2007 and 2006, there were loans of $172,000 and $0 respectively, included in loans receivable, net, with terms that had been modified in a troubled debt restructuring.

There were no material commitments to lend additional funds to customers whose loans were restructured or classified as nonaccrual at December 31, 2008 or December 31, 2007.

The aggregate amounts of loans to executive officers and directors of the Company was $4.1 million at December 31, 2008 and 2007, and $518,000 at December 31, 2006. During 2008, repayments on loans to executive officers and directors were $100,000 and new loans to executive officers and directors totaled $508,000 and sales of executive officer and director loans were $383,000. During 2007, repayments on loans to executive officers and directors were $16,000 and loans originated aggregated $3.6 million. All loans were made in the ordinary course of business on normal credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

At December 31, 2008, 2007 and 2006, the Company was servicing real estate loans for others with aggregate unpaid principal balances of approximately $557.7 million, $516.1 million and $480.6 million, respectively.

The Company originates residential, commercial real estate and other loans primarily in Minnesota and Iowa. At December 31, 2008 and 2007, the Company had in its portfolio single-family and multi-family residential loans located in the following states:

(Dollars in thousands)	2008 Amount	2008 Percent of Total	2007 Amount	2007 Percent of Total
Arizona	**$ 1,802**	**0.7%**	$ 1,765	0.7%
California	**221**	**0.1**	4,498	1.9
Florida	**503**	**0.2**	2,654	1.1
Georgia	**1,006**	**0.4**	1,662	0.7
Iowa	**9,240**	**3.6**	10,283	4.3
Minnesota	**238,675**	**92.9**	211,825	88.6
Wisconsin	**2,653**	**1.0**	3,947	1.6
Other states	**2,819**	**1.1**	2,578	1.1
Total	**$256,919**	**100.0%**	$239,212	100.0%

Amounts under one million dollars in both years are included in "Other states".

At December 31, 2008 and 2007, the Company had in its portfolio commercial real estate loans located in the following states:

(Dollars in thousands)	2008 Amount	2008 Percent of Total	2007 Amount	2007 Percent of Total
Arizona	**$ 10,463**	**2.8%**	$ 3,640	1.1%
California	**6,593**	**1.8**	6,662	2.0
Florida	**2,966**	**0.8**	2,135	0.6
Idaho	**5,084**	**1.4**	7,861	2.3
Indiana	**11,778**	**3.2**	932	0.3
Iowa	**17,829**	**4.9**	19,402	5.8
Kansas	**2,002**	**0.5**	2,686	0.8
Minnesota	**290,659**	**79.0**	277,525	82.7
Nebraska	**4,992**	**1.4**	5,811	1.7
North Carolina	**7,707**	**2.1**	1,400	0.4
Utah	**1,823**	**0.5**	1,976	0.6
Wisconsin	**5,971**	**1.6**	5,444	1.6
Other states	**82**	**0.0**	217	0.1
Total	**$367,949**	**100.0%**	$335,691	100.0%

Amounts under one million dollars in both years are included in "Other states".

NOTE 5 Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

(Dollars in thousands)	
Balance, December 31, 2005	$ 8,778
Provision for losses	8,878
Charge-offs	(7,849)
Recoveries	66
Balance, December 31, 2006	9,873
Provision for losses	3,898
Charge-offs	(1,681)
Recoveries	348
Balance, December 31, 2007	12,438
Provision for losses	**26,696**
Charge-offs	**(17,928)**
Recoveries	**51**
Balance, December 31, 2008	**$ 21,257**

NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

Dollars in thousands)	2008	2007
Securities available for sale	**$1,340**	2,299
Loans receivable	**4,228**	4,594
	$5,568	6,893

NOTE 7 Mortgage Servicing Rights, Net

A summary of mortgage servicing activity is as follows:

(Dollars in thousands)	2008	2007
Mortgage servicing rights:		
Balance, beginning of year	**$1,270**	1,958
Originations	**28**	18
Amortization	**(570)**	(706)
Balance, end of year	**728**	1,270
Valuation reserve	**0**	0
Mortgage servicing rights, net	**$ 728**	1,270
Fair value of mortgage servicing rights	**$2,339**	3,261

All of the single family loans sold where the Company continues to service the loans are serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2008:

(Dollars in thousands)	Loan Principal Balance	Weighted Average Interest Rate	Weighted Average Remaining Term (months)	Number of Loans
Original term 30 year fixed rate	$195,111	5.87%	284	1,842
Original term 15 year fixed rate	98,239	5.17	106	1,652
Adjustable rate	1,788	5.43	297	18

The gross carrying amount of mortgage servicing rights and the associated accumulated amortization at December 31, 2008 and 2007 are presented in the following table. Amortization expense for mortgage servicing rights was $570,000 and $706,000 for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Unamortized Intangible Assets
December 31, 2008			
Mortgage servicing rights	**$3,850**	**(3,122)**	**728**
December 31, 2007			
Mortgage servicing rights	$3,851	(2,581)	1,270

The following table indicates the estimated future amortization expense over the next five years for amortized intangible assets:

(Dollars in thousands) Year Ended December 31,	Mortgage Servicing Rights
2009	$389
2010	188
2011	94
2012	39
2013	11

Projections of amortization are based on existing asset balances and the existing interest rate environment as of December 31, 2008. The Company's actual experiences may be significantly different depending upon changes in mortgage interest rates and other market conditions.

NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

(Dollars in thousands)	**2008**	2007
Real estate in judgment subject to redemption	**$ 3,198**	1,952
Real estate acquired through foreclosure	**2,254**	73
Real estate acquired through deed in lieu of foreclosure	**5,000**	65
Real estate acquired in satisfaction of debt	**106**	124
	10,558	2,214
Allowance for losses	**0**	0
	$10,558	2,214

NOTE 9 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

(Dollars in thousands)	**2008**	2007
Land	**$ 2,364**	2,364
Office buildings and improvements	**11,294**	10,207
Furniture and equipment	**12,614**	10,813
	26,272	23,384
Less accumulated depreciation	**(12,300)**	(11,360)
	$ 13,972	12,024

NOTE 10 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

	2008			2007		
(Dollars in thousands)	**Weighted Average Rate**	**Amount**	**Percent of Total**	Weighted Average Rate	Amount	Percent of Total
Noninterest checking	**0.00%**	**$ 66,905**	**7.6%**	0.00%	$ 54,998	6.2%
NOW accounts	**0.19**	**126,547**	**14.4**	1.88	118,652	13.4
Savings accounts	**0.11**	**28,023**	**3.2**	1.40	39,671	4.5
Money market accounts	**1.59**	**97,416**	**11.0**	3.34	182,413	20.5
		318,891	**36.2**		395,734	44.6
Certificates:						
0-0.99%		**1,068**	**0.1**		555	0.1
1-1.99%		**8,193**	**1.0**		2	0.0
2-2.99%		**81,483**	**9.3**		6,168	0.7
3-3.99%		**344,735**	**39.0**		38,388	4.3
4-4.99%		**114,155**	**13.0**		203,720	22.9
5-5.99%		**11,980**	**1.4**		243,551	27.4
Total certificates	**3.70**	**561,614**	**63.8**	4.94	492,384	55.4
Total deposits	**2.63**	**$880,505**	**100.0%**	3.74	$888,118	100.0%

At December 31, 2008 and 2007, the Company had $255.4 million and $338.8 million, respectively, of deposit accounts with balances of $100,000 or more. At December 31, 2008 and 2007, the Company had $302.8 million and $246.8 million of certificate accounts, respectively, that had been acquired through a broker.

Certificates had the following maturities at December 31:

(Dollars in thousands)	**2008**		2007	
Remaining term to maturity	**Amount**	**Weighted Average Rate**	Amount	Weighted Average Rate
1-6 months	**$198,511**	**3.57%**	$286,259	5.10%
7-12 months	**188,735**	**3.62**	154,431	4.78
13-36 months	**168,912**	**3.94**	46,839	4.44
Over 36 months	**5,456**	**3.63**	4,855	4.00
	$561,614	**3.70**	$492,384	4.94

At December 31, 2008, mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $106.4 million were pledged as collateral for certain deposits. An additional $1.4 million of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

(Dollars in thousands)	**2008**	2007	2006
NOW accounts	**$ 1,543**	3,509	2,636
Savings accounts	**412**	551	1,084
Money market accounts	**2,821**	8,031	5,119
Certificates	**22,381**	21,312	13,207
	$27,157	33,403	22,046

NOTE 11 Federal Home Loan Bank Advances and Federal Reserve Borrowings

Fixed rate Federal Home Loan Bank advances and Federal Reserve borrowings consisted of the following at December 31:

(Dollars in thousands)	**2008**		2007	
Year of Maturity	**Amount**	**Rate**	Amount	Rate
2008	—	—	$ 10,000	2.67%
2010	**$ 10,000**	**6.48%**	10,000	6.48
2011	**52,500**	**4.00**	7,500	4.84
2013	**70,000**	**4.77**	70,000	4.77
	132,500	**4.59**	97,500	4.74
Line of Credit – Federal Home Loan Bank	**0**		15,000	4.04
Line of Credit – Federal Reserve	**10,000**	**0.50**	0	
	$142,500	**4.31**	$112,500	4.64

Many of the advances listed above have call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2008, the Company had advances from the FHLB with the following call features:

Year of Maturity	Callable Quarterly in 2009
2010	$10,000
2011	7,500
2013	70,000
	$87,500

At December 31, 2008, the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans with unamortized principal balances of $218.9 million. The Bank has the ability to draw additional borrowings of $85.0 million based upon the mortgage loans that are currently pledged, subject to a requirement to purchase additional FHLB stock. The Bank also has the ability to draw additional borrowings of $224.0 million from the Federal Reserve Bank, based upon the loans that are currently pledged with them.

NOTE 12 Other Borrowed Money

The Company had a $5.0 million revolving line of credit available at December 31, 2007 that was not drawn upon and expired on October 24, 2008. No revolving lines of credit were available or outstanding at December 31, 2008.

NOTE 13 Income Taxes

Income tax expense (benefit) for the years ended December 31 is as follows:

(Dollars in thousands)	**2008**	2007	2006
Current:			
Federal	**$ (415)**	7,702	4,547
State	**(1)**	2,220	1,429
Total current	**(416)**	9,922	5,976
Deferred:			
Federal	**(3,575)**	(2,044)	(612)
State	**(993)**	(578)	(138)
Total deferred	**(4,568)**	(2,622)	(750)
	$(4,984)	7,300	5,226

The reasons for the difference between "expected" income tax expense utilizing the federal corporate tax rate of 34% for 2008 and 2006, 35% for 2007 and the actual income tax expense are as follows:

(Dollars in thousands)	**2008**	2007	2006
Expected federal income tax expense (benefit)	**$(5,138)**	6,501	4,642
Items affecting federal income tax:			
State income taxes, net of federal income tax expense (benefit)	**(642)**	1,094	881
Tax exempt interest	**(490)**	(276)	(377)
Goodwill impairment charge	**1,293**	0	0
Other, net	**(7)**	(19)	80
	$(4,984)	7,300	5,226

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollars in thousands)	**2008**	2007
Deferred tax assets:		
Allowances for loan and real estate losses	**$ 8,756**	5,153
Deferred compensation costs	**331**	235
Deferred ESOP loan asset	**629**	597
Restricted stock expense	**160**	132
FIN 48	**210**	210
Nonaccruing loan interest	**1,555**	847
Other	**88**	83
Total gross deferred tax assets	**11,729**	7,257
Deferred tax liabilities:		
Net unrealized gain on securities available for sale	**1,443**	806
Deferred loan fees and costs	**246**	541
Premises and equipment basis difference	**987**	525
Originated mortgage servicing rights	**297**	519
Other	**107**	147
Total gross deferred tax liabilities	**3,080**	2,538
Net deferred tax assets	**$ 8,649**	4,719

Retained earnings at December 31, 2008 included approximately $8.8 million for which no provision for income taxes was made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate. The Company has, in its judgment, made reasonable assumptions relating to the realization of deferred tax assets. Based upon these assumptions, the Company has determined that no valuation allowance is required with respect to the deferred tax assets.

The Company is located in Minnesota and files a state income tax return with the Minnesota Department of Revenue (MDR). In January 2007, the MDR proposed adjustments of $2.2 million to the Company's state tax liability related to the tax treatment of the inter-company dividends paid to the Bank by a former subsidiary in 2002, 2003 and 2004. The Company is challenging the proposed adjustments and the case was heard in the Minnesota state tax court in the fourth quarter of 2008 and a ruling is expected in the second quarter of 2009. In 2005, Minnesota state tax laws were changed and the Company's Minnesota tax filings subsequent to 2004 do not have exposure relating to the treatment of the inter-company dividend payments.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (FIN 48)*. Implementation of FIN 48 resulted in a $250,000 cumulative effect adjustment to retained earnings as of the date of adoption. At January 1, 2007, the total amount of unrecognized tax benefits under FIN 48 was estimated to be $600,000, of which $390,000 related to tax benefits that if recognized, would impact the annual effective tax rate. The estimated unrecognized tax benefit at December 31, 2008, excluding interest, has not been adjusted since the initial assessment. The Company recognizes both interest and penalties as a component of other operating expense and $48,000 in interest expense was recorded in other operating expense during both 2008 and 2007. The liability for unrecognized tax benefits at December 31, 2008 includes $156,000 of interest and no penalties. It is reasonably possible that the total unrecognized tax benefit could increase by $1.6 million or be reduced to zero within the next 12 month period. It is also reasonably possible that any benefit may be substantially offset by new matters arising during this same period. The Company files consolidated federal and state income tax returns and is not subject to federal income tax examinations for taxable years prior to 2004, or state examinations prior to 2002.

NOTE 14 Employee Benefits

All eligible full-time employees of the Bank that were hired prior to 2002 were included in a noncontributory multi-employer retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). Effective September 1, 2002, the accrual of benefits for existing participants was frozen and no new enrollments were permitted into the plan. The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees was not available at December 31, 2008 because such information is not accumulated for each participating institution. As of June 30, 2008, the FIRF valuation report reflected that the Bank was obligated to make a contribution totaling $55,000. The required contribution was $159,000 in 2007 and $218,000 in 2006.

The Company has a qualified, tax-exempt savings plan with a deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained 18 years of age are eligible to participate in the Plan. Participants are permitted to make contributions to the 401(k) Plan equal to the lesser of 50% of the participant's annual salary or the maximum allowed by law, which was $15,500 for 2008. The Company matches 25% of each participant's contributions up to a maximum of 8% of the participant's annual salary. Participant contributions and earnings are fully and immediately vested. The Company's contributions are vested on a three year cliff basis, are expensed over the vesting period, and were $166,000, $164,000 and $141,000, in 2008, 2007 and 2006, respectively.

The Company has adopted an Employee Stock Ownership Plan (the ESOP) that meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such the ESOP is empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6.1 million from the Company to purchase 912,866 shares of common stock in the initial public offering of HMN. As a result of a merger with Marshalltown Financial Corporation (MFC), the ESOP borrowed $1.5 million to purchase an additional 76,933 shares of HMN common stock to account for the additional employees and avoid dilution of the benefit provided by the plan. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. The Company has committed to make quarterly contributions to the ESOP necessary to repay the loans including interest. The Company contributed $527,000 in 2008 and $525,000 in 2007 and 2006.

As the debt is repaid, ESOP shares that were pledged as collateral for the debt are released from collateral and allocated to eligible employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense was $380,000, $765,000 and $822,000, respectively, for 2008, 2007 and 2006.

All employees of the Bank are eligible to participate in the ESOP after they attain age 18 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

	2008	2007	2006
Shares allocated to participants beginning of the year	**296,086**	294,631	286,018
Shares allocated to participants	**24,379**	24,317	24,317
Shares purchased with dividends from allocated shares	**12,078**	8,843	9,223
Shares distributed to participants	**(11,606)**	(31,705)	(24,927)
Shares allocated to participants end of year	**320,937**	296,086	294,631
Unreleased shares beginning of the year	**498,782**	523,099	547,416
Shares released during year	**(24,379)**	(24,317)	(24,317)
Unreleased shares end of year	**474,403**	498,782	523,099
Total ESOP shares end of year	**795,340**	794,868	817,730
Fair value of unreleased shares at December 31	**$1,983,005**	12,245,098	18,052,146

In June 1995, the Company adopted the 1995 Stock Option and Incentive Plan (1995 Plan). The provisions of the 1995 Plan expired on April 25, 2005 and options may no longer be granted from the plan. At December 31, 2008, there were 105,500 vested options under the 1995 Plan that remained unexercised. These options expire 10 years from the date of grant and have an average exercise price of $12.12.

In March 2001, the Company adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). The purpose of the 2001 Plan is to promote the interests of the Company and its stockholders by providing key personnel with an opportunity to acquire a proprietary interest in the Company and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the success and growth of the Company. 400,000 shares of HMN common stock were originally available for distribution under the 2001 Plan in either restricted stock or stock options, subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of the Company. No more than 100,000 shares from the 2001 Plan may be issued as restricted stock.

A summary of activities under both plans for the past three years is as follows:

	Shares Available for Grant	Restricted Shares Outstanding	Options Outstanding	Award Value/ Weighted Average Exercise Price	Unvested options: Number	Unvested options: Weighted Average Grant Date Fair Value	Vesting Period
1995 Plan							
December 31, 2005	0		124,000	$12.18	6,000	1.85	
Options exercised			(7,226)	13.00			
Vested					(3,000)	1.85	
December 31, 2006	0		116,774	12.13	3,000	1.85	
Options exercised			(11,274)	12.30			
Vested					(3,000)	1.85	
December 31, 2007	0		105,500	12.12	0	0.00	
Options exercised			**0**	**0.00**			
Vested					**0**	**0.00**	
December 31, 2008	**0**		**105,500**	**12.12**	**0**	**0.00**	
2001 Plan							
December 31, 2005	164,605	8,629	226,766	18.81	210,871	1.70	
Granted January 24, 2006	(7,895)	7,895	0	N/A			3 years
Granted January 26, 2006	(2,583)	2,583	0	N/A			3 years
Options exercised			(6,466)	16.13			
Vested		(2,901)			(12,429)	2.59	
December 31, 2006	154,127	16,206	220,300	18.89	198,442	1.64	
Granted January 25, 2007	(13,967)	13,967	0	N/A			3 years
Forfeited	31,459	(1,054)	(30,405)	16.13	(30,405)	1.43	
Vested		(6,348)			(12,432)	2.59	
December 31, 2007	171,619	22,771	189,895	19.33	155,605	1.61	
Granted January 25, 2008	**(22,182)**	**22,182**	**0**	**N/A**			**3 years**
Forfeited	**5,916**	**(169)**	**(5,747)**	**16.13**	**(5,747)**	**1.43**	
Vested		**(10,491)**			**(8,770)**	**2.67**	
December 31, 2008	**155,353**	**34,293**	**184,148**	**19.43**	**141,088**	**1.55**	
Total both plans	**155,353**	**34,293**	**289,648**	**16.77**	**141,088**	**1.55**	

The following table summarizes information about stock options outstanding at December 31, 2008:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Number Exercisable	Number Unexercisable	Unrecognized Compensation Expense	Weighted Average Years Over Which Unrecognized Compensation will be Recognized
11.50	65,000	0.3	65,000	0	0	N/A
11.25	25,500	1.4	25,500	0	0	N/A
16.13	133,608	3.4	1,520	132,088	59,290	3.0
16.25	15,000	3.4	15,000	0	0	N/A
27.64	5,000	5.2	5,000	0	0	N/A
27.66	15,540	5.2	15,540	0	0	N/A
26.98	15,000	5.6	12,000	3,000	1,319	0.6
30.00	15,000	6.4	9,000	6,000	4,066	1.4
	289,648		148,560	141,088	$64,675	

The Company will issue shares from treasury upon the exercise of outstanding options.

Prior to January 1, 2006, the Company used the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, there were no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. On January 1, 2006, the Company adopted FAS No. 123(R), which replaced FAS No. 123 and supercedes APB Opinion No. 25. In accordance with this standard, the Company recognized compensation expense in 2008, 2007 and 2006 relating to stock options over the vesting period. The amount of the expense was determined under the fair value method.

The fair value for each option grant is estimated on the date of the grant using a Black Scholes option valuation model. There were no options granted in 2008, 2007 or 2006.

NOTE 15 Earnings (Loss) per Common Share

The following table reconciles the weighted average shares outstanding and net income (loss) for basic and diluted earnings (loss) per share:

(Dollars in thousands, except per share data)	Year Ended December 31,		
	2008	2007	2006
Weighted average number of common shares outstanding used in basic earnings per common share calculation	**3,655,078**	3,738,457	3,822,189
Net dilutive effect of :			
Options	**0**	145,503	174,883
Restricted stock awards	**0**	17,828	12,770
Weighted average number of common shares outstanding adjusted for effect of dilutive securities	**3,655,078**	3,901,788	4,009,842
Net income (loss) available to common shareholders	**$ (10,164)**	11,274	8,428
Basic earnings (loss) per common share	**$ (2.78)**	3.02	2.20
Diluted earnings (loss) per common share	**$ (2.78)**	2.89	2.10

NOTE 16 Stockholders' Equity

The Company repurchased in the open market and placed in treasury 30,000 shares of its common stock in 2008, 164,000 shares in 2007, 115,000 shares in 2006, for $723,000, $4.9 million and $4.0 million, respectively.

HMN declared and paid dividends as follows:

Record date	Payable date	Dividend per Share	Quarterly Dividend Payout Ratio
February 17, 2006	March 7, 2006	$0.24	27.59%
May 19, 2006	June 7, 2006	$0.24	35.29%
August 25, 2006	September 8, 2006	$0.25	34.25%
November 24, 2006	December 13, 2006	$0.25	NM
February 16, 2007	March 7, 2007	$0.25	37.31%
May 18, 2007	June 7, 2007	$0.25	30.49%
August 24, 2007	September 7, 2007	$0.25	36.76%
November 23, 2007	December 12, 2007	$0.25	35.21%
February 15, 2008	**March 7, 2008**	**$0.25**	**34.25%**
May 16, 2008	**June 6, 2008**	**$0.25**	**64.10%**
August 25, 2008	**September 8, 2008**	**$0.25**	**NM**

NM — not meaningful

The Company suspended the payment of quarterly cash dividends in the fourth quarter of 2008 due to the net operating loss experienced and the challenging economic environment. Because of the unknown duration of the economic slow down, it is not known when any future dividends will be paid by the Company. The annualized dividend payout ratios for 2007 and 2006 were 34.72% and 42.61%, respectively.

The Company's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, and on December 23, 2008 the Company completed the sale of 26,000 shares of cumulative perpetual preferred stock to the United States Treasury. The preferred stock has a liquidation value of $1,000 per share and a related warrant was also issued to purchase 833,333 shares of HMN common stock at an exercise price of $4.68 per share. The transaction was part of the United States Treasury's capital purchase program under the Emergency Economic Stabilization Act of 2008. Under the terms of the sale, the preferred shares are entitled to a 5% annual cumulative dividend for each of the first five years of the investment, increasing to 9% thereafter, unless HMN redeems the shares. The preferred stock may be redeemed in whole or in part, at par plus accrued and unpaid dividends with the approval of the Bank's primary regulator. The preferred stock is non-voting, other than certain class voting rights. The warrant may be exercised at any time over its ten-year term. Treasury has agreed not to vote any shares of common stock acquired upon exercise of the warrant. Without the consent of Treasury, for three years following issuance of the preferred stock, HMN cannot (i) increase the rate at which it pays dividends on its common stock in excess of the rate at which it last declared a quarterly common stock dividend, or $0.25 per share, or (ii) subject to certain exceptions, repurchase any shares of HMN common stock outstanding. Both the preferred securities and the warrant qualify as Tier 1 capital.

The Bank may not declare or pay a cash dividend to the Company without filing a capital distribution application with the OTS if the total amount of the dividends for the year exceeds the Bank's net income for the year plus the Bank's retained net income for the preceding two years. Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion to a stock savings bank, established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will decrease as the balance of eligible accountholders are reduced subsequent to the conversion, based on an annual determination of such balance.

NOTE 17 Federal Home Loan Bank Investment and Regulatory Capital Requirements

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which are carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank met this requirement at December 31, 2008.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I (Core) capital, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of December 31, 2008 and

2007, that the Bank met all capital adequacy requirements to which it was subject.

Management believes that based upon the Bank's capital calculations at December 31, 2008 and 2007 and other conditions consistent with the Prompt Corrective Actions provisions of the OTS regulations, the Bank would be categorized as well capitalized.

At December 31, 2008 and 2007, the Bank's capital amounts and ratios are presented for actual capital, required capital and excess capital including amounts and ratios in order to qualify as being well capitalized under the Prompt Corrective Actions regulations:

	Actual		Required to be Adequately Capitalized		Excess Capital		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]
December 31, 2008								
Tier I or core capital	**$105,274**	**9.23%**	**$45,643**	**4.00%**	**$59,631**	**5.23%**	**$57,054**	**5.00%**
Tier I risk-based capital	**105,274**	**11.63**	**36,220**	**4.00**	**69,054**	**7.63**	**54,331**	**6.00**
Risk-based capital to risk-weighted assets	**114,765**	**12.67**	**72,441**	**8.00**	**42,324**	**4.67**	**90,551**	**10.00**
December 31, 2007								
Tier I or core capital	$ 88,366	7.96%	$44,427	4.00%	$43,939	3.96%	$55,534	5.00%
Tier I risk-based capital	88,366	10.34	34,195	4.00	54,171	6.34	51,292	6.00
Risk-based capital to risk-weighted assets	96,796	11.32	68,390	8.00	28,406	3.32	85,487	10.00

[1] Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

NOTE 18 Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

	December 31, Contract amount	
(Dollars in thousands)	**2008**	2007
Financial instruments whose contract amount represents credit risk:		
Commitments to originate, fund or purchase loans:		
1-4 family mortgages	**$ 4,472**	4,034
Multi- family mortgages	**0**	10,116
Commercial real estate mortgages	**0**	29,370
Non-mortgage loans	**5,635**	21,180
Undisbursed balance of loans closed	**68,334**	84,512
Unused lines of credit	**95,549**	131,276
Letters of credit	**5,933**	8,016
Total commitments to extend credit	**$179,923**	288,504
Forward commitments	**$ 6,737**	5,599

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential and commercial real estate and personal property.

Forward commitments represent commitments to sell loans to a third party and are entered into in the normal course of business by the Bank.

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit outstanding at December 31, 2008 expire over the next 32 months and totaled $5.9 million at December 31, 2008 and $8.0 million at December 31, 2007. The letters of credit are collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

NOTE 19 Derivative Instruments and Hedging Activities

The Company originates and purchases single-family residential loans for sale into the secondary market and enters into commitments to sell those loans in order to mitigate the interest rate risk associated with holding the loans until they are sold. The Company accounts for these commitments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

The Company had commitments outstanding to extend credit to future borrowers that had not closed prior to the end of the year, which is referred to as its mortgage pipeline. As commitments to originate loans enter the mortgage pipeline, the Company generally enters into commitments to sell the loans into the secondary market. The commitments to originate and sell loans are derivatives that are recorded at market value. As a result of marking these derivatives to market for the period ended December 31, 2008, the Company recorded a decrease in other liabilities of $2,000 and a net gain on the sales of loans of $2,000.

As of December 31, 2008, the current commitments to sell loans held for sale are derivatives that do not qualify for hedge accounting. As a result, these derivatives are marked to market. The loans held for sale that are not hedged are recorded at the lower of cost or market. As a result of marking these loans, the Company recorded an increase in loans held for sale of $32,000, a decrease in other assets of $32,000, an increase in other liabilities of $10,000 and a net loss on the sale of loans of $10,000.

NOTE 20 Fair Value Measurement

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system consisting of three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets that the Company has the ability to access.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table summarizes the assets of the Company for which fair values are determined on a recurring basis as of December 31, 2008.

	Carrying value at December 31, 2008			
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale	$175,145	12,584	162,561	0
Mortgage loan commitments	(14)	0	(14)	0
Total	$175,131	12,584	162,547	0

The Company may also be required, from time to time, to measure certain other financial assets at fair value on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from the application of the lower of cost or market accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis in 2008 that were still held at December 31, 2008, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets or portfolios at December 31, 2008.

(Dollars in thousands)	Carrying Value at December 31, 2008 Total	Level 1	Level 2	Level 3	Year Ended December 31, 2008 Total Gains (Losses)
Loans held for sale	$ 2,548	0	2,548	0	(10)
Mortgage servicing rights	728	0	728	0	0
Loans[(1)]	70,051	0	70,051	0	(9,146)
Real estate, net[(2)]	10,558	0	10,558	0	0
Total	$83,885	0	83,885	0	(9,156)

[(1)] Represents carrying value and related specific reserves on loans for which adjustments are based on the appraised value of the collateral. The carrying value of loans fully charged-off is zero.

[(2)] Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

NOTE 21 Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*, requires disclosure of estimated fair values of the Company's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2008 and 2007 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

(Dollars in thousands)	December 31, 2008 Carrying Amount	2008 Estimated Fair Value	2008 Contract Amount	2007 Carrying Amount	2007 Estimated Fair Value	2007 Contract Amount
Financial assets:						
Cash and cash equivalents	**$ 15,729**	**15,729**		23,718	23,718	
Securities available for sale	**175,145**	**175,145**		186,188	186,188	
Loans held for sale	**2,548**	**2,548**		3,261	3,261	
Loans receivable, net	**900,889**	**923,034**		865,088	874,062	
Federal Home Loan Bank stock	**7,286**	**7,286**		6,198	6,198	
Accrued interest receivable	**5,568**	**5,568**		6,893	6,893	
Financial liabilities:						
Deposits	**880,505**	**880,505**		888,118	888,118	
Federal Home Loan Bank advances	**132,500**	**141,812**		112,500	116,574	
Federal Reserve line of credit	**10,000**	**9,999**		0	0	
Accrued interest payable	**6,307**	**6,307**		9,515	9,515	
Off-balance sheet financial instruments:						
Commitments to extend credit	**0**	**0**	**179,923**	32	32	288,504
Commitments to sell loans	**(24)**	**(24)**	**6,737**	(17)	(17)	5,599

Cash and Cash Equivalents The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale The fair values of securities were based upon quoted market prices.

Loans Held for Sale The fair values of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

Loans Receivable The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits The fair value of demand deposits, savings accounts and certain money market account deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. If the fair value of the fixed maturity certificates of deposits is calculated at less than the carrying amount, the carrying value of these deposits is reported as the fair value.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Federal Home Loan Bank Advances The fair values of advances with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB for borrowings of similar remaining maturities.

Accrued Interest Payable The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Commitments to Extend Credit The fair values of commitments to extend credit are estimated using the fees normally charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

Commitments to Sell Loans The fair values of commitments to sell loans are estimated using the quoted market prices for loans with similar interest rates and terms to maturity.

NOTE 22 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

(Dollars in thousands)	**2008**	2007	2006
Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	**$ 638**	1,022	
Investment in subsidiaries	**107,604**	93,372	
Loans receivable, net	**4,400**	4,000	
Accrued interest receivable	**0**	20	
Prepaid expenses and other assets	**10**	3	
Deferred tax asset	**392**	408	
Total assets	**$113,044**	98,825	
Liabilities and Stockholders' Equity:			
Accrued expenses and other liabilities	**$ 831**	697	
Total liabilities	**831**	697	
Serial preferred stock	**23,384**	0	
Common stock	**91**	91	
Additional paid-in capital	**60,687**	58,049	
Retained earnings	**98,067**	110,943	
Net unrealized gain on securities available for sale	**2,091**	1,167	
Unearned employee stock ownership plan shares	**(3,771)**	(3,965)	
Treasury stock, at cost, 4,961,032 and 4,953,045 shares	**(68,336)**	(68,157)	
Total stockholders' equity	**112,213**	98,128	
Total liabilities and stockholders' equity	**$113,044**	98,825	

(Dollars in thousands)	**2008**	2007	2006
Condensed Statements of Income			
Interest income	**$ 98**	171	121
Interest expense	**0**	0	(3)
Equity earnings (losses) of subsidiaries	**(9,693)**	11,151	8,838
Other income	**2**	739	1
Compensation and benefits	**(243)**	(233)	(236)
Occupancy	**(24)**	(24)	(21)
Data processing	**(6)**	(6)	(4)
Other	**(466)**	(459)	(503)
Income (loss) before income tax expense (benefit)	**(10,332)**	11,339	8,193
Income tax expense (benefit)	**(205)**	65	(235)
Net income (loss)	**$ (10,127)**	11,274	8,428
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net income (loss)	**$ (10,127)**	11,274	8,428
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Equity (earnings) losses of subsidiaries	**9,693**	(11,151)	(8,838)
Provision for loan losses	**0**	0	100
Deferred income tax expense (benefit)	**16**	(25)	22
Gain on sales of real estate	**0**	(639)	0
Proceeds from sales of real estate	**0**	1,389	0
Earned employee stock ownership shares priced above original cost	**118**	339	380
Stock option compensation	**33**	44	64
Amortization of restricted stock awards	**415**	334	191
Decrease in unearned ESOP shares	**194**	193	193
Decrease (increase) in accrued interest receivable	**20**	(20)	0
Increase in accrued expenses and other liabilities	**134**	53	11
Decrease in other assets	**(7)**	(13)	(220)
Other, net	**(1)**	(99)	0
Net cash provided by operating activities	**488**	1,679	331
Cash flows from investing activities:			
Investment in subsidiary	**(25,000)**	0	0
Increase in loans receivable, net	**(400)**	(4,000)	0
Net cash used by investing activities	**(25,400)**	(4,000)	0
Cash flows from financing activities:			
Purchase of treasury stock	**(723)**	(4,913)	(3,960)
Stock options exercised	**0**	139	166
Excess tax benefit from options exercised	**0**	99	56
Dividends paid to stockholders	**(2,749)**	(3,724)	(3,737)
Proceeds from preferred stock and warrant issued	**26,000**	0	0
Proceeds from dividends on Bank stock	**2,000**	6,000	8,000
Net cash provided (used) by financing activities	**24,528**	(2,399)	525
Increase (decrease) in cash and cash equivalents	**(384)**	(4,720)	856
Cash and cash equivalents, beginning of year	**1,022**	5,742	4,886
Cash and cash equivalents, end of year	**$ 638**	1,022	5,742

NOTE 23 Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of SFAS No. 131. SFC and HMN, the holding company, did not meet the quantitative thresholds for a reportable segment and therefore are included in the "Other" category.

The Company evaluates performance and allocates resources based on the segment's net income, return on average assets and return on average equity. Each corporation is managed separately with its own officers and board of directors.

The following table sets forth certain information about the reconciliations of reported net income and assets for each of the Company's reportable segments.

(Dollars in thousands)	Home Federal Savings Bank	Other	Eliminations	Consolidated Total
At or for the year ended December 31, 2008:				
Interest income - external customers	**$ 66,496**	**16**	**0**	**66,512**
Non-interest income - external customers	**6,959**	**3**	**0**	**6,962**
Loss on limited partnerships	**(8)**	**0**	**0**	**(8)**
Intersegment interest income	**0**	**81**	**(81)**	**0**
Intersegment non-interest income	**174**	**(9,693)**	**9,519**	**0**
Interest expense	**32,877**	**0**	**(81)**	**32,796**
Amortization of mortgage servicing rights, net	**570**	**0**	**0**	**570**
Other non-interest expense	**27,942**	**747**	**(174)**	**28,515**
Income tax benefit	**(4,776)**	**(208)**	**0**	**(4,984)**
Net loss	**(9,688)**	**(10,132)**	**9,693**	**(10,127)**
Total assets	**1,144,738**	**113,078**	**(112,336)**	**1,145,480**
At or for the year ended December 31, 2007:				
Interest income - external customers	$ 77,457	66	0	77,523
Non-interest income - external customers	6,855	739	0	7,594
Intersegment interest income	0	105	(105)	0
Intersegment non-interest income	174	11,151	(11,325)	0
Interest expense	38,928	0	(105)	38,823
Amortization of mortgage servicing rights, net	706	0	0	706
Other non-interest expense	22,560	730	(174)	23,116
Income tax expense	7,238	62	0	7,300
Net income	11,156	11,269	(11,151)	11,274
Goodwill	3,801	0	0	3,801
Total assets	1,115,857	98,865	(97,668)	1,117,054
At or for the year ended December 31, 2006:				
Interest income - external customers	$ 67,418	109	0	67,527
Non-interest income - external customers	6,441	1	0	6,442
Intersegment interest income	4	12	(16)	0
Intersegment non-interest income	144	8,838	(8,982)	0
Interest expense	28,853	4	(16)	28,841
Amortization of mortgage servicing rights, net	848	0	0	848
Other non-interest expense	21,120	772	(144)	21,748
Income tax expense (benefit)	5,463	(237)	0	5,226
Net income	8,844	8,422	(8,838)	8,428
Goodwill	3,801	0	0	3,801
Total assets	970,941	93,831	(86,983)	977,789

Report of Independent Registered Public Accounting Firm



The Board of Directors and Stockholders
HMN Financial, Inc.:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HMN Financial, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP

Minneapolis, Minnesota
March 2, 2009

OTHER FINANCIAL DATA

(Dollars in thousands)	Year Ended December 31, 2008	2007	2006
Maximum Balance:			
Federal Home Loan Bank advances	**$165,000**	168,200	162,900
Federal Home Loan Bank short-term borrowings	**43,000**	57,300	52,000
Average Balance:			
Federal Home Loan Bank advances	**122,338**	116,406	155,972
Federal Home Loan Bank short-term borrowings	**11,249**	18,993	28,513

The following table sets forth certain information as to the Bank's Federal Home Loan Bank (FHLB) advances and Federal Reserve Bank (FRB) borrowings.

	December 31,					
	2008		2007		2006	
(Dollars in thousands)	**Amount**	**Weighted Average Rate**	Amount	Weighted Average Rate	Amount	Weighted Average Rate
FHLB short-term borrowings	**$ 0**	**0%**	$ 25,000	3.49%	$ 40,000	2.91%
FRB short term borrowings	**10,000**	**0.50**	0		0	
FHLB long-term advances	**132,500**	**4.59**	87,500	4.97	110,900	4.76
Total	**$142,500**	**4.31**	$112,500	4.64	$150,900	4.27

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share data)	December 31, 2008	September 30, 2008	June 30, 2008
Selected Operations Data *(3 months ended):*			
Interest income	$ 16,094	16,374	16,253
Interest expense	7,805	7,806	8,078
Net interest income	8,289	8,568	8,175
Provision for loan losses	8,216	15,790	1,130
Net interest income (loss) after provision for loan losses	73	(7,222)	7,045
Noninterest income:			
Fees and service charges	1,065	1,077	998
Loan servicing fees	233	240	240
Securities gains, net	0	479	0
Gain on sales of loans	208	59	228
Other noninterest income	220	99	290
Total noninterest income	1,726	1,954	1,756
Noninterest expense:			
Compensation and benefits	3,058	3,010	3,036
Occupancy	1,097	1,131	1,161
Advertising	111	95	92
Data processing	318	399	336
Amortization of mortgage servicing rights, net	114	142	154
Goodwill impairment charge	0	0	3,801
Other noninterest expense	1,773	1,785	1,220
Total noninterest expense	6,471	6,562	9,800
Income (loss) before income tax expense (benefit)	(4,672)	(11,830)	(999)
Income tax expense (benefit)	(2,134)	(4,779)	1,026
Net income (loss)	$ (2,538)	(7,051)	(2,025)
Preferred stock dividends and discount	(37)	0	0
Net income (loss) available to common stockholders	$ (2,575)	(7,051)	(2,025)
Basic earnings (loss) per common share	$ (0.70)	(1.93)	(0.56)
Diluted earnings (loss) per common share	$ (0.70)	(1.93)	(0.56)
Financial Ratios:			
Return on average assets(1)	(0.88)%	(2.54)	(0.75)
Return on average equity(1)	(11.43)	(29.14)	(8.27)
Average equity to average assets	8.58	8.90	8.99
Dividend payout ratio	NM	NM	64.10
Net interest margin[(1)(2)]	2.99	3.21	3.15

(Dollars in thousands)			
Selected Financial Condition Data:			
Total assets	$1,145,480	1,128,900	1,076,163
Securities available for sale:			
Mortgage-backed and related securities	77,327	74,595	16,659
Other marketable securities	97,818	111,463	107,167
Loans held for sale	2,548	4,222	3,699
Loans receivable, net	900,889	873,156	895,713
Deposits	880,505	888,848	832,316
Federal Home Loan Bank advances and Federal Reserve borrowing	142,500	141,500	137,900
Stockholders' equity	112,213	86,576	95,052

(1) Annualized

(2) Net interest income divided by average interest-earning assets.

NM — Not meaningful

March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
17,791	19,338	20,278	19,628	18,279
9,107	10,090	10,465	9,773	8,495
8,684	9,248	9,813	9,855	9,784
1,560	1,494	921	1,028	455
7,124	7,754	8,892	8,827	9,329
793	833	829	781	696
242	265	253	265	271
0	0	0	0	0
156	325	204	189	796
327	1,163	362	57	305
1,518	2,586	1,648	1,292	2,068
3,360	2,721	3,147	3,262	3,361
1,132	1,144	1,127	1,112	1,084
124	118	123	195	106
342	326	325	321	295
160	166	169	189	182
0	0	0	0	0
1,134	1,295	1,062	1,070	922
6,252	5,770	5,953	6,149	5,950
2,390	4,570	4,587	3,970	5,447
903	1,795	1,806	1,520	2,179
1,487	2,775	2,781	2,450	3,268
0	0	0	0	0
1,487	2,775	2,781	2,450	3,268
0.41	0.75	0.74	0.65	0.87
0.39	0.73	0.71	0.62	0.82
0.54	0.98	0.97	0.89	1.28
6.06	11.11	11.19	10.09	13.79
8.93	8.89	8.92	9.05	9.26
34.25	35.21	36.76	30.49	37.31
3.28	3.39	3.58	3.75	4.01
1,104,769	1,117,054	1,147,413	1,127,426	1,117,043
17,716	18,468	18,927	14,417	11,110
139,679	167,720	191,251	189,511	179,931
3,090	3,261	2,153	4,454	1,412
877,756	865,088	846,201	843,221	798,502
892,977	888,118	936,419	925,511	871,929
97,500	112,500	97,500	97,500	140,900
99,388	98,128	97,300	94,716	94,813

COMMON STOCK INFORMATION

The common stock of HMN Financial, Inc. is listed on the Nasdaq Stock Market under the symbol HMNF. As of December 31, 2008, the Company had 9,128,662 shares of common stock issued and 4,961,032 shares in treasury stock. As of December 31, 2008 there were 698 stockholders of record and 1,042 estimated beneficial stockholders. The following table represents the stock price information for HMN Financial, Inc. as furnished by Nasdaq for each quarter starting with the quarter ended December 31, 2008 and regressing back to March 30, 2007.

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 28, 2007	June 29, 2007	March 30, 2007
HIGH	**$12.93**	**17.52**	**23.99**	**25.49**	29.89	35.25	35.55	34.95
LOW	**3.00**	**11.01**	**15.28**	**21.18**	22.55	28.54	32.25	32.77
CLOSE	**4.18**	**12.38**	**15.50**	**23.08**	24.55	29.63	35.15	33.84


Total Return Performance
HMN Financial, Inc.
NASDAQ Composite
SNL Bank NASDAQ Index
Index Value
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	Period Ending 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
HMN Financial, Inc.	100.00	140.01	128.93	155.28	114.17	20.24
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank NASDAQ	100.00	114.61	111.12	124.75	97.94	71.13

HMN FINANCIAL, INC.
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

ANNUAL MEETING
The annual meeting of shareholders will be held on Tuesday, April 28, 2009 at 10:00 a.m. (Central Time) at the HMN Corporate Office located at 1016 Civic Center Drive NW, Rochester, Minnesota.

LEGAL COUNSEL
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

INDEPENDENT AUDITORS
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900

INVESTOR INFORMATION AND FORM 10-K
Additional information and HMN's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request from:

HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901
or at www.hmnf.com

TRANSFER AGENT AND REGISTRAR
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to HMN's transfer agent:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/shareownerservices
(800) 468-9716

DIRECTORS

Timothy R. Geisler
Chairman of the Board
HMN and Home Federal Savings Bank
Unit Manager Financial Accounting & Controls Mayo Clinic

DUANE D. BENSON
Independent Business Consultant

ALLAN R. DEBOER
Independent Business Consultant

MAHLON C. SCHNEIDER
Retired Senior Vice President
External Affairs and General Counsel
Hormel Foods Corporation

SUSAN K. KOLLING
Senior Vice President
HMN and Home Federal Savings Bank

Michael J. Fogarty
Chairman
C.O. Brown Agency, Inc.

Malcolm W. McDonald
Retired Senior Vice President
Space Center, Inc.

Karen L. Himle
Vice President University Relations
University of Minnesota

Executive Officers Who Are Not Directors

Bradley C. Krehbiel
President
Home Federal Savings Bank

Jon J. Eberle
Senior Vice President,
Chief Financial Officer
and Treasurer
HMN and Home Federal Savings Bank

Dwain C. Jorgensen
Senior Vice President
HMN and Home Federal Savings Bank

Branch Offices of Bank

Albert Lea
143 West Clark Street
Albert Lea, MN 56007
(507) 379-2551

Austin
201 Oakland Avenue West
Austin, MN 55912
(507) 434-2500

Eagan
2805 Dodd Road, Suite 160
Eagan, MN 55121
(651) 405-2000

LaCrescent
208 South Walnut
LaCrescent, MN 5594
(507) 895-9200

Marshalltown
303 West Main Street
Marshalltown, IA 50158
(641) 754-6198

Rochester
1201 South Broadway
Rochester, MN 55901
(507) 536-2416

1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1309

3900 55th Street NW
Rochester, MN 55901
(507) 535-3460

7389 Airport View Drive SW
Rochester, MN 55901
(507) 536-6200

2048 Superior Drive NW, Suite 400
Rochester, MN 55901
(507) 226-0800

Spring Valley
715 North Broadway
Spring Valley, MN 55975
(507) 346-9709

Toledo
1301 South County Road
Toledo, IA 52342
(641) 484-7303

Winona
175 Center Street
Winona, MN 55987
(507) 453-6460

Home Federal Private Banking
5201 Eden Avenue, Suite 170
Edina, MN 55436
(952) 848-5360

1016 Civic Center Drive NW
Rochester, MN 55901
(507) 280-7200

100 1st Avenue Bldg., Suite 200
Rochester, MN 55902
(507) 280-7256


HMN
FINANCIAL, INC.

1016 Civic Center Drive NW
Rochester, Minnesota 55901
507.535.1200
www.hmnf.com